UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20249


                                  FORM 10-SB/A
                               (SECOND AMENDMENT)


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             FLEETCLEAN SYSTEMS INC.
                 (Name of Small Business Issuer in its Charter)


           TEXAS                                    TAX I.D. 76-0196431
(State or other jurisdiction of                (IRS Employer Identification No.)
incorporation or organization)


       P.O. BOX 727 HARDIN, TEXAS                           77561
         HWY 834 EAST .7 MILES                            (Zip Code)
(Address of principal executive offices)

                                 (409) 298-9835
                           (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:

TITLE OF EACH CLASS                           NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED                           EACH CLASS IS TO BE REGISTERED
-------------------                           ------------------------------
       None                                                 None

Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
                                (Title of Class)

      All references to Fleetclean Systems, Inc. common stock reflect a one for
203.991 forward common stock split in August 1996. All references to the "company" refer to Fleetclean Systems, Inc.

                                     PART I

The company has elected to follow Alternative 2 of Form 10-SB.


ITEM 6.  DESCRIPTION OF BUSINESS

ORGANIZATION

      The company was incorporated in Texas in 1986, under the name Eastex Chemex Corporation, as a retail distributor of truck washing equipment and chemicals to operators of large trucking fleets. In July 1990, the company changed its name to Fleetclean Systems, Inc.

      Until 1992, the company operated locally, in the Houston, Texas area. Thereafter, sales efforts were directed to large national trucking companies. In 1994, the company acquired the assets and business accounts of Chemex Southwestern Inc. and began to manufacture equipment and chemicals for retail distribution. During 1994, the company opened a distribution warehouse in Statesville, North Carolina. In January 1996, the company acquired the Kentucky operations, including a distribution warehouse, and customer accounts of Fleetcleaning Supply Company, Inc. In June 1998, the distribution warehouse was moved to Lafayette, Indiana and subsequently to Warsaw, Indiana in June 1999. In February 1999, the company acquired the assets and ongoing business accounts of Tri-State Chemex Corp of Providence, Rhode Island. After this transaction, the company has sales and service warehouses in Hardin, Texas; Warsaw, Indiana; Statesville, North Carolina; and Providence, Rhode Island. All equipment is manufactured in Texas, with chemical mixing facilities operating in Texas and Rhode Island. Distribution and customer service is by company employees who service specific geographic regions.


      As of September 30, 1999, the company had a cash balance of $1,672, and a working capital deficiency of $168,359. The company has received preliminary approval of a $1,100,000 Rural Development Loan through Economic Development Capital to be funded in January 2000 with which it intends to fund its ongoing operations and refinance its liabilities. Economic Development Capital is a corporation in the business of mortgage financing with experience in the processing of loans with governmental agencies and other issuers of long-term debt. This Rural Development Loan application is being reviewed for approval by the United States Department of Agriculture. This loan process is anticipated to culminate before December 31, 1999 and is described in the Economic Development Capital letter exhibit 6.5 to this filing. There is no assurance that the company will receive final approval of this Rural Development Loan. If the company is unable to close on this loan it will be required to curtail expansion, seek other external financing, or otherwise bring cash flows into balance. The company believes its current financial situation is due to its rapid growth, which it believes is important to its ongoing success. The company believes it can sustain its current operations if it discontinues all growth expenditures, and uses all cash flows from operations to fund its current operations.

      Additionally, in October 1999, the company borrowed $35,000 from a non-affiliated shareholder in the form of a note payable at an interest rate of 10% due April 2000. In October 1999, the Company borrowed $100,000 in the form of a note payable at an interest rate of 10% due April 2000 from Kenneth A. Phillips for operating purposes.


PRODUCTS AND SERVICES

      HAND HELD HIGH-PRESSURE TRUCK WASHING SYSTEM

      The company manufactures stainless steel pressure washing equipment for hand washing of trucks. The chemicals are formulated for "two step" washing, which allows the user to simply spray the chemical on the unit and rinse it off for complete cleaning without brushing. The chemical run off is neutral and is accepted in municipal waste water systems nationwide with no special permitting required. The company knows of no federal regulations which restrict the company's customers from discharging waste water into municipal sewer systems. Each municipality has specific requirements for accepting industrial waste water. There is no assurance that in the future federal or state governments would not implement new regulations. The company offers several different types of chemicals, depending on the surface of the truck and upon the level of cleaning required.

      The company believes its customer base is stable in that the company provides washing equipment to it's customers "on loan" at no charge, in return for the ongoing chemical business, provided the customer purchases a pre-set amount of chemicals each month. Each customer that is provided the equipment agrees to purchase a minimum of 200 gallons of chemicals exclusively from the company, or agrees to pay a rental fee of $250. The current prices of chemicals are approximately $2.60 to $7.00 per gallon. Company personnel install the equipment at each customer's facility, and provide instruction and training. The company believes customer turnover has been low due to the quality of the products and the level of service provided on a regular monthly basis. Some customers have been serviced continuously for ten years.


      As of September 30, 1999, the company serviced 168 customers on a regular basis, which is an increase of 54 from the 1998 level. The majority of the increase in the number of customers came as a result of the Tri-State Chemex acquisition, and many of these are low volume chemical users. Under historical conditions which continue to apply in other parts of the country these low volume chemical users would not be serviced by the company. However, due to the close proximity of these customers to the Rhode Island warehouse, and the fact that the company does not provide equipment for their uses, as they have purchased the equipment, the company can continue to service them, and realize maintenance revenue from these small volume users. While the total number of customers has increased, the average gallons of chemical usage is lower. The decline in revenue for 1999 compared to 1998 is due to the sale in 1998 of $91,000 in drive thru truck wash systems. There were no sales of drive through truck wash systems in 1999. During the nine month period ending September 30, 1999 total chemical sales were $671,475 compared to $641,247 for the nine month period ended September 30, 1998.

      During 1999, the company has discontinued service to 16 customers. Of these, the company took the initiative in nine cases to terminate service because the chemical volume did not meet our requirements. The others terminated for a variety of reasons, but the company has not been notified that any termination was due to the failure of the product to perform. During 1999, the company gained 15 new chemical customers whose chemical volume more than exceeds the loss of business during this period. Historically, the company estimates that the chemical business has had annual growth rate of 6% to 7%. Of the 168 customers currently served, 39 have been regular customers for more than 5 years. The company is not dependent on a few major customers for its revenues.

      DRIVE THRU TRUCK WASHING SYSTEM

      The company has also designed a drive thru truck wash system that washes a tractor /trailer combination in approximately 90 seconds. Unlike the hand washing systems, drive thru washing systems are not provided on loan, but are sold at prices of $55,000 - 75,000. The system cleans without brushing by means of two chemical spray arches and a rinse arch, each with separate pump systems, a chemical mixing system, and a master control panel with appropriate controls and sensors. The system initially dispenses a pre-soak solution, followed with a detergent solution, which reacts with the pre-soak solution to finish cleaning. Finally, the truck is rinsed, including an undercarriage rinse, with a rinse pump dispensing water at a rate of approximately 230 gallons per minute. The system can handle trucks up to 8 feet 6 inches wide and 13 feet 6 inches high. To date, the company has sold six drive thru wash systems.

      A drive thru truck wash is a mechanical and electronic system which is sold to a customer, typically not a tank truck carrier, but a dry freight box carrier to clean the exteriors of trucks and trailers. These systems are sold to trucking companies which have sufficient number of units to require high volume production washing. The systems, when sold, are installed at the customer's maintenance facility, allowing them to clean their own tractor/trailer combinations on a regular basis. The company sells maintenance and cleaning chemicals on an ongoing basis to the owners of the drive thru truck wash systems.

      INTERNAL TANK CLEANING OPERATIONS

      The company's business has grown primarily within the large truck industry. As a result the company's management has become familiar with the characteristics and needs of that industry, which prompted the company to enter into "internal" tank cleaning in 1999. In March 1999, the company acquired on a lease purchase contract, a truck terminal/tank wash facility in Hahnville, Louisiana. After remodeling the facility at a cost of approximately $300,000, the facility opened in August 1999.

      Internal tank cleaning is a necessary process in the functioning of chemical and food tank truck and trailers. Most chemical or food tankers haul a variety of products, though there are some unique situations where a trailer is on a dedicated haul of one specific product. In every case where a trailer is loading a product different from the previous load, it must be thoroughly cleaned internally, and in some cases externally. This is done by taking the trailer to a plant which is equipped with a steam boiler and high pressure pumps, which are used through a spinner device to inject hot caustic or hot soap or hot diesel in some cases at high pressure to clean the tank. Rinsing and drying completes the process.

      This internal tank cleaning facility is permitted by the Louisiana Department of Environmental Quality, and currently holds an EPA permit as a waste water generator, and an air quality permit from the state of Louisiana. The company has completed its required permitting and expects no further fees or permits. The company is subject overall to regulation by the DOT, EPA, and OSHA and currently believes it has complied with all regulatory requirements. The company as a whole is permitted by the DOT as a hazardous materials carrier. These permits have been in place since 1993. The company meets all DOT requirements and state requirements for operation of trucks interstate hauling hazardous materials. Different states have different permitting requirements, which are addressed state by state. The Hahnville facility is permitted by the EPA as a waste generator, which is not hazardous. Additionally, the company has acquired a Louisiana DEQ Air Quality Permit, and a boiler permit from the Louisiana State Fire Marshall.

      The company believes it has complied with all applicable environmental regulations with respect to its operations. However, due to the nature of its business, the company may become subject to future laws regulating the chemicals used in its operations.

      As a long-term objective the company intends to open additional tank cleaning facilities. There are no specific plans at this time, nor has funding been arranged for such expansion. Any new facilities would require EPA and state permits. The development of new facilities would be limited by the ability to obtain necessary permits in specific location, or as an alternative, acquisition of existing facilities which have the needed permits.

      The company does not employ any processes or operations which are limited by availability of materials or suppliers, as all components of the company's products are commercially available and can be purchased from a number of sources. The uniqueness of the products marketed is in the formulation of the chemicals to proprietary formulas, which are strictly controlled. All employees sign a confidentiality and non-compete agreement, except the tank wash personnel who have no access to secret information.

INTELLECTUAL PROPERTY

      The company does not have a formal research and development division. Company expenditures on research and development has been limited to contracting with a research chemist for assistance with certain new chemical formulas, at a total cost of $3,000 in the last two years.

      The company regards intellectual property rights as essential to its success, and relies extensively on trademark rights and confidentiality agreements, between and amongst its partners, employees and others, to protect its proprietary interests. The company is the proprietor of a service mark on the Fleetclean Systems, Inc. mark. The service mark consists of an outline of the United States with two large trailer trucks placed on top, one stating "FLEETCLEAN" and the other stating "SYSTEMS, INC." There is no assurance that the steps taken to protect the company's proprietary rights will be adequate, or that third parties will not infringe or misappropriate its service marks or similar proprietary rights. The company does not currently hold any patents on its chemical formulas or on the components comprising its drive thru washing system. If the company is unable to utilize any of the foregoing materials due to intellectual property restraints, its business would be adversely affected.

MARKETING

      The company has not entered into extensive advertising programs, but has grown through direct sales efforts, and referrals from satisfied customers. The company currently services 155 customers in 24 states. Although the company believes it competes in a fragmented market with few large competitors, there is no assurance that the company will not in the future compete against larger companies with greater financial resources.

EMPLOYEES

      The company currently has 20 full-time employees and one part-time employee. No employees are covered by a collective bargaining agreement. Management considers relations with its employees to be satisfactory.


COMPETITION

      Competition in the chemical distribution business is very fragmented, with the bulk of the competition as locally owned family businesses. There are currently 265 commercial tank cleaning facilities in the country as listed in the March 1999 issue of "Modern Bulk Transporter." Of these, management estimates 51 are limited to "food grade only," and another 48 are operated by trucking firms primarily to service their own trucks, leaving only 166 facilities as independent full service commercial tank washes. Of the 166 independent facilities, 25 are owned and operated by Philip Services Corporation.

      Tank trailers are divided into three basic categories, dry bulk (flour, plastic pellets, sand, etc.); liquid food trailers; and chemical trailers. For obvious reasons of possible contamination, a food trailer would not normally be used to haul chemicals, which in many cases would be hazardous. In some applications certain types of food product trailers can be cleaned in a general-purpose tank wash facility. However some food product trailers must be cleaned in special "food grade" wash bays, which requires all stainless steel equipment and fixtures. The Hahnville facility is a general-purpose chemical tank wash and does not have a "food grade" bay as the company believes the local market does not require such a facility. There are certain tank washes which specialize in "food grade" cleaning only and would not be able to clean a variety of chemical products without voiding their "food grade" designation.

      The majority of the independent tank washes are small family owned businesses. Some of these family owned businesses are being considered as potential acquisition candidates with a view to developing a national chain. However, at the present time, the company has no plans for such acquisitions. The company believes many of these businesses use antiquated, inefficient methods, and the company believes that an opportunity exists for it to become a significant service provider nationwide by acquiring certain carefully selected facilities, while at the same time building new modern facilities in key markets. The company will require external financing to execute its acquisition strategy. At this time, the company has no commitments for such financing, and can provide no assurance that such financing will be available on favorable terms, if at all.

PLAN OF OPERATIONS

      On September 30, 1999 the company had a net cash balance of $1,672, and a net working capital deficiency of $168,359 as compared with net working capital of $18,401 on September 30, 1998. The working capital deficiency for 1999 is attributable to increases in short term debt. The company intends to refinance all current liabilities and certain long-term debt from the proceeds of a twenty-three year Rural Development Loan of $1,100,000 at an interest rate of prime plus two percent. The company received preliminary approval of the loan from Economic Development Capital and its application is being processed with the federal government in order to obtain a loan guaranty and the funding date is to occur in January 2000. There is no assurance that the company will receive final loan guaranty from the federal government. If the company is able to complete the loan transaction discussed above, it believes that it should be able to continue its current operations for the foreseeable future if it curtails its expansion.

      Most of the company's growth in the chemical distribution business comes by referrals from existing customers, or by existing customers expanding their operations and asking the company to expand service to new locations. Management believes that meeting these expansion opportunities is vital to the continued growth and stability of the customer base. The company has never obtained adequate outside capital to fund growth and expansion. The company can operate on a sustained basis with current cash flow from operations, but any growth or expansion must be funded from external sources in order to remain cash flow positive. In order to continue to grow, the company has made a choice of slow growth from within, financed by current operations, which have produced losses. In the last quarter of 1998 and first quarter of 1999 the company raised a total of $744,858 from sales of securities. A substantial portion was used to cover legal and accounting expenses, and the balance was used to cover the cost of acquiring Tri-State Chemex, Inc., and the tank wash facility in Hahnville, plus some of the renovation cost at Hahnville. Growing internally with current operating capital has kept the company in a very tight cash situation.

      If the company is unable to close on the $1,100,000 loan it will be required to curtail its expansion, seek other external financing, or otherwise bring cash flows into balance. The company believes its current financial situation is due to its rapid growth, which it believes is important to its ongoing success, but which the company is unable to adequately finance internally. The company believes it can sustain its current operations if it discontinues all growth expenditures, and uses all cash flows from operations to fund its current operations. If the company is unable to close the loan, it will seek additional equity or debt financing in order to continue its growth. However, there is no assurance that the company will be successful in obtaining such financing on favorable terms, if at all.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1998


      The following table sets forth certain operating information regarding the company for the nine and three month periods ended September 30, 1999 and 1998:


                                               FOR THE NINE MONTHS ENDED
                                          --------------------------------------
                                          SEPTEMBER 30, 1999  SEPTEMBER 30, 1998
                                          ------------------  ------------------
Revenues ................................    $ 780,449          $ 792,007
                                             =========          =========
Cost of Revenues ........................      163,689            175,494
                                             =========          =========
Net losses ..............................    $(255,248)         $ (12,387)
                                             =========          =========


                                                FOR THE THREE MONTHS ENDED
                                          --------------------------------------
                                          SEPTEMBER 30, 1999  SEPTEMBER 30, 1998
                                          ------------------  ------------------
Revenues ................................    $ 238,374          $ 209,645
                                             =========          =========
Cost of Revenues ........................       64,734             41,637
                                             =========          =========
Net losses ..............................    $(248,768)         $ (66,791)
                                             =========          =========



      The following summary table presents comparative cash flows of the Company for the nine month periods ended September 30, 1999 and 1998:

                                     SEPTEMBER 30, 1999    SEPTEMBER 30, 1998

Net cash provided from operations ...    $  66,073             $  57,825
Net cash used in investing activities    $(448,589)            $ (80,863)
Net cash provided by financing
activities ..........................    $ 329,805             $  23,479

      Cash provided from operating activities for the nine months ended September 30, 1999 was $66,073 as compared to $57,825 for the same period in 1998. The primary components of the cash increase were a reduction in the cost of chemicals purchased and the emphasis of higher gross profit sales products to tank washing facilities. Cash used in investing activities for the nine months ended September 30, 1999 was $448,589 as compared to $80,863 in the same period 1998. The increase is due primarily to the acquisition of Tri-State Chemex, Inc. ($100,000) and equipment purchased for the Hahnville Tank Wash ($243,429).

      The increase of cash from financing activities was from a combination of additional bank debt, financing of equipment, sale of common stock, and issuance of convertible debt.

      On September 30, 1999 the company had a net cash balance of $ 1,672, and a net working capital of deficiency of $(168,359) as compared with net working capital of $18,401 on September 30, 1998. The working capital deficiency for 1999 is attributable to increases in short term debt. The company intends to refinance all current liabilities and certain long-term debt from the proceeds of the $1,100,000 loan discussed above.

      The increase in assets from $825,279 on September 30, 1998 to $2,024,784 on September 30, 1999 is principally due to the acquisition of the assets of Tri-State Chemex, Inc, and the purchase of the Hahnville tank wash facility, along with the equipment improvements at that facility. Transportation equipment increased $102,118 due to the purchase of two commercial trucks in October 1998.

      During 1999, the company financed its acquisitions through short-term bank debt, long-term equipment financing, issuance of convertible debt, and a sixty month lease purchase for the Louisiana tank wash facility. The tank wash acquisition was accounted for as a $450,000 capital lease and, accordingly, a significant capital lease obligation was recorded. Footnote 3 to the financial statements provides for the disclosure of the details of this capital lease transaction. Footnote 2 to the financial statements provides for the disclosure of the details of the company's borrowings.


      The increase in shareholders' equity for the nine months ended September 30, 1999 is due to the sale of common stock for $100,000 (400,000 shares), the acquisition of the assets of Tri-State Chemex, Inc. for $150,000 (300,000 shares), the payment of salaries of $62,000 (775,000 shares) and professional fees of $64,196 (802,455 shares), and debt conversion of $150,000 (1,493,659 shares). The company valued the shares issued for salaries and professional fees at the bid price on the day of issuance which was $0.08 per share. Shareholders' equity was reduced by syndication costs of $92,187 related to the sale of common stock and fund raising activities. The increase in shareholders' equity for the nine months ended September 30, 1998 is due to the sale of common stock for $80,000 (242,858 shares), the payment of salaries and professional fees of $74,500 (265,000 shares), and debt conversion of $62,500 (62,500 shares).
Shareholders' equity was reduced by syndication costs of $187,309 related to the sale of common stock and fund raising activities.

      The company recognizes income at the point of sale. The company's revenues decreased by $11,558 for the nine month period ended September 30, 1999 as compared to the nine month period ended September 30, 1998. During the 2nd quarter of 1998 the company sold and installed two drive thru truck wash systems which accounted for the variance in revenues reported for the 1998 and 1999 periods. For the nine months period ended September 30, 1999 there were no drive thru sales. Chemical sales to new customers increased three percent during the nine month period ended September 30, 1999, as a result of an increase in overall customers. However, the lack of drive thru sales was not offset by the increase in overall chemical sales.


      Due to the difference in the sales product mix, cost of revenues, as a percentage of sales, improved by two percent during the nine month period ended September 30, 1999 as compared to the nine month period ended September 30, 1998.

      During the nine month period ended September 30, 1999 operating expenses totaled $872,008 as compared to $628,900 for the nine month period ended September 30, 1998, an increase of $243,108. Of the increased amount, $126,196 is attributed to the non-cash payment of salaries and professional fees. The balance of the increase is the result of start up expenses at the Hahnville Tank Wash and increased insurance costs. The primary expense in Hahnville was salaries before the facility became revenue producing. The Hahnville Tank Wash employees seven full time persons and operates fifteen hours a day, six days a week.

      During the nine month period ended September 30, 1999 the company incurred a net loss from operations of $255,248 as compared with a net loss of $12,387 for the nine month period ended September 30,1998. The primary factors contributing to the loss in 1999 were the non-cash salary and professional fees charge of $62,000 and $64,196 respectively. In addition, the costs related to raising capital, legal, and accounting have increased. Costs related to the acquisition of the assets and business accounts of Tri-State Chemex, Inc. were higher than anticipated due to the addition of two new employees, and unforeseen difficulty in converting that operation into the operating methods of the company. The start up of Hahnville produced an operating loss of $59,000 through September 30, 1999 and both interest expense and depreciation expenses increased due to the purchase and financing of new equipment for Hahnville.


   YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997.

      The following table sets forth certain operating information regarding the company for the years ending December 31, 1998, and 1997:

                                                      1998               1997
                                                    ----------         --------
Revenues .................................          $1,028,952         $832,729
Cost of Revenues .........................             224,627          208,539
Income from Operations ...................               4,938           29,010

      The following summary presents comparative cash flows of the company for the years ending December 31, 1998 and 1997:

                                                        1998            1997
                                                      ---------       ---------
Net cash provided from operations .............       $ 182,812       $  94,667
Net cash used for investing activities.........        (266,262        (200,488)
Net cash provided by financing activities......         137,633         105,821

      Cash provided from operating activities for the fiscal year ended December 31,1998 was $182,812 as compared to $94,667 for the same period 1997. Cash from operations in 1998 is due to increased sales activities and related collections, reduced expenditures for fund raising activities and improved management of inventory purchasing. Additionally, in 1998 there were sales of drive through truck wash systems totaling $91,400 and $-0- in 1997.

      Cash used in investing activities in 1998 was $266,262 as compared with $200,488 for the same period in 1997. The increase is principally related to the purchase of washing equipment to satisfying the increase in new customers and sales activities. The cost of equipment in service increased from $297,209 in 1997 to $381,969 in 1998.

      The increase of cash from financing activities is principally due to the sale of common stock for $158,012.

      On December 31, 1998 the company had a net cash balance of $54,383 and a net working capital of $94,002 as compared with a net working capital deficiency of $107,468 on December 31, 1997. The improvement in working capital is due to the conversion of $62,500 of short-debt to equity, extending the repayment terms of short-term debt, and the sale of common stock. Additionally, the increase in sales in 1998 resulted in accounts receivable increasing from $105,820 on December 31,1997 to $131,888 on December 31, 1998.

      The increase in assets from $818,512 on December 31, 1997 to $993,332 on December 31, 1998 is due primarily to the purchase of two commercial trucks in October 1998 for $102,118.

      The increase in shareholders' equity for the year ended December 31, 1998 is due to the exercise of warrants by the president of the company for $30,000 (100,000 shares), the conversion of debt to equity for $62,500 (62,500 shares), issuance of shares for consulting services rendered $74,500 (265,000 shares), and sales of common stock $181,300 (344,858 shares). Shareholders equity was reduced by syndication costs of $190,288 related to the sale of common stock and fund raising activities.

      The company's revenues increased from $832,729 in 1997 to $1,028,952 in 1998, a net increase of $196,223. During 1998 and 1997, the company sold and installed drive thru truck washes totaling $91,400 and $0, respectively. Additionally, chemical sales increased from $745,444 in 1997 to $853,821 in 1998.

      Cost of sales increased from $208,539 in 1997 to $224,627 in 1998, which is due to the increased sales activities.

      During the year ended December 31,1998, operating expenses totaled $799,387 as compared to $595,180 for the year ended December 31,1997. The increase of $109,000 is attributed to the hiring of three new employees for servicing customers on a nationwide basis. Travel and auto expenses accounted for an additional $75,000 due to the cost of training new employees in the field and expansion into new market areas. For the year ended December 31, 1998, interest expense and depreciation expense increased by $10,000 over the 1997 amounts. These increases are a result of additional borrowings and an increased property and equipment base for depreciation purposes.

      For the year ended December 31, 1998, the company's operating income was $4,938 as compared to $29,010 for the year ended December 31, 1997. The decrease in profits is due to increased operating expenses incurred by hiring and training new employees in field service and distribution in the Southeastern and Midwestern states.


PENNY STOCK REGULATIONS

      The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules. The company's common stock may be subject to the penny stock rules, and accordingly, investors in the company's common stock may find it difficult to sell their shares in the future, if at all.


ITEM 7. DESCRIPTION OF PROPERTY


      HARDEN, TEXAS. The company is purchasing 3.3 acres in Hardin, Texas which serves as corporate headquarters and its primary manufacturing facility, with total of 5,500 square feet of office, manufacturing, and warehouse space. The current mortgage balance is approximately $67,517. The company entered into a note payable in September 1998, which provides for monthly payments of $941 for 120 months.

      HAHNVILLE, LOUISIANA. The company has entered into a lease purchase contract with Trimac Transportation for the purchase of 1.52 acres, in Hahnville, Louisiana. The site has 52,844 square feet of 6" reinforced concrete paving and is surrounded by a chain link fence. The steel frame industrial building is 7,399 square feet and has two maintenance bays and one oversized cleaning bay capable of handling two trailers at a time, plus a boiler/equipment room. Finished office area is 508 square feet plus a 612 square feet finished mezzanine with an eating area and shower facility. The current balance owed is $420,000 payable in monthly payments of $5,000. One half of the payment is a lease payment, and one half is applied to the principal balance, with a balloon payment after 60 months of $277,500. Payments began June 1, 1999.

      The company rents on a month-to-month basis small warehouses in Statesville, North Carolina; Providence, Rhode Island; and Warsaw, Indiana at a total monthly rental of $1,450.

      The company believes its present facilities are adequate for its current operations, and that its properties are adequately covered by insurance.

      In August 1999, the company entered into a real estate purchase option which will allow the company to acquire property in Baton Rouge, Louisiana, which Philip Services Corporation currently leases and operates as a tank wash and waste water treatment facility. The option allows the company to purchase the facility for a period six months at a purchase price of $1,350,000.


ITEM 8. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

      The Company's directors, executive officers, and significant employees are:


NAME                         AGE                      POSITION
----                         ---                      --------
Kenneth A. Phillips           55          Director and President
Jay G. Phillips               26          Director and Vice-President, Customer Service
Richard R. Royall             53          Director
Kathryn M. Phillips           51          Secretary and Treasurer
Jason Lay                     34          Vice-President, Technical Services
Ronald Wallace                42          Vice-President, General Manager, Container Division


      KENNETH A. PHILLIPS is the company's founder and has served as a Director and as President since the company was founded in 1986.

      JAY G. PHILLIPS has served as Vice-President, Customer Service since May 1998. Mr. Phillips began working for the company part time while in high school and became a full time customer service representative in January 1994, where he was responsible for the company's business in the eastern United States, servicing customers from the Statesville, North Carolina warehouse. In June 1995, Mr. Phillips was elected as a Director of the company. In April 1998, Mr. Phillips assumed his current duties in Texas where he supervises four customer service representatives across the eastern half of the country.

      RICHARD R. ROYALL has served as a Director of the company since June 1996. Mr. Royall has been a partner in the accounting firm of Royall & Fleschler, certified public accountants, for the past twelve years. Since April 1997, Mr. Royall has served as Chief Financial Officer of Eagle Wireless International, Inc.

      KATHRYN M. PHILLIPS has served as the company's Secretary and Treasurer since the founding of the company in 1986. Ms. Phillips is a graduate of Texas Tech University and has for the past 25 years held positions in general business accounting and controllership. From February 1986 until January 1997, Ms. Phillips was plant controller for Akzo Nobel Chemical Co., and worked part-time for the company. Ms. Phillips has been a full-time employee of the company since January 1997.

      JASON LAY is Vice-President, Technical Services, a position held since May 1998. Mr. Lay is responsible for design and implementation of all equipment systems. Mr. Lay joined the company in June 1994 as a technician.

      RONALD WALLACE joined the company in June 1999 as Vice-President, General Manager, Container Division. From April 1997 until June 1999, Mr. Wallace served as a system service manager for Chemical Leaman Tank Lines, where he supervised lease operators, system service coordinators, and ran the day-to-day operations. From October 1996 until April 1997, Mr. Wallace served as an area manager for MCX Transport, where he supervised the maintenance personnel and prepared the fuel and inventory reports. From October 1991 until October 1996, Mr. Wallace served as service center manager for Highway Transport, where he ran the service center operations, and the shop and cleaning facility. Mr. Wallace has a B.S. in Business Management from the University of New Orleans, and has been employed in the trucking industry since 1985 in progressively responsible positions. In the tank truck industry, Mr. Wallace has held positions as service center manager, area manager, and regional manager, which involves supervision of multi-terminal operations including tank wash operations.


      Kathryn Phillips is the wife of Kenneth Phillips. Jay Phillips is the son of Kenneth and Kathryn Phillips. There are no other family relationships. Pursuant to the company's by-laws, each director is elected annually by the company's stockholders at the company's annual meeting. The company's officers serve at the discretion of the Board of Directors.


ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS

      The following table sets forth the aggregate annual remuneration for the company's three highest paid persons for the fiscal year ended December 31, 1998:


                             CAPACITIES IN WHICH
NAME OF INDIVIDUAL         REMUNERATION WAS RECEIVED    AGGREGATE REMUNERATION
------------------         -------------------------    ----------------------
Kenneth A. Phillips               President                     $77,000
Jason Lay                      Vice-President,                  $42,414
                             Technical Services
Jay G. Phillips                Vice-President,                  $41,890
                              Customer Service

      In July 1996, Kenneth A. Phillips entered into a two-year employment agreement with the company, which was renewed for an additional two-year period in July 1998. The employment agreement called for a monthly salary of $9,000 plus an amount equal to 10% of the pretax profit of the company. The company and Mr. Phillips have amended the employment agreement to allow the company to pay Mr. Phillips a lesser salary, with the agreement that Mr. Phillips will receive his salary as set forth in the employment agreement, as the company becomes financially able to pay such salary. Any salary pursuant to the original employment agreement that is unpaid is lost, as the parties have agreed not to accrue such salary. The employment agreement provides for a vehicle to be provided by the company, as well as health insurance. The employment agreement may be terminated by the company, upon the death or disability of Mr. Phillips.

      In June 1999, Ronald Wallace entered into a two-year employment agreement with the company, which provides for a monthly salary of $4,416.67. The employment agreement provides for a one-time cash bonus of $1,019.23 and 50,000 shares of common stock. The employment agreement may be terminated by the company, upon the disability of Mr. Wallace, or with cause, which includes, without limitation, gross negligence, the failure to perform essential duties, and the willful engaging in misconduct injurious to the company.

ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

      The following table sets forth, as of November 1, 1999, the number and percentage of outstanding shares of company common stock owned by the company's three highest paid persons for the fiscal year ended December 31, 1998 (the business address of each individual is the company executive offices at P.O. Box 727 Hardin, Texas 77561, Hwy 834 East .7 miles):


                                 NUMBER OF SHARES
NAME AND ADDRESS OF              OF COMMON STOCK
OWNER                           BENEFICIALLY OWNED      PERCENTAGE OF OWNERSHIP
-----                           ------------------      -----------------------
Kenneth A. Phillips.........        2,903,179                   37.2%
Jay G. Phillips.............         414,971                     5.3%
Jason Lay...................         132,000                     1.7%
All officers and directors
as a group (6 persons)......        3,625,150                   46.5%


                     TITLE AND AMOUNT OF SECURITIES CALLED
NAME OF HOLDER             FOR BY OPTIONS OR WARRANTS         EXERCISE PRICE  DATE OF EXERCISE
--------------             --------------------------         --------------  ------------------
Kenneth A. Phillips.       100,000 of company common stock        $1.00       expire 12/01/2001
Jay G. Phillips.....                  --                            --              --
Jason Lay...........                  --                            --              --
All officers and directors
as a group (6 persons)     100,000 of company common stock        $1.00       expire 12/01/2001


ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS


      In June 1994, the company issued Jay G. Phillips 294,971 shares of common stock for $15,000. In October 1997, the company issued Kenneth A. Phillips a warrant to purchase 100,000 shares of common stock at an exercise price of $0.30 per share, which were exercised in March 1998. In October 1997, the company issued Kenneth A. Phillips a warrant to purchase 100,000 shares of common stock at an exercise price of $1.00 per share, which expire in December 2001. In July 1999, the company issued Kenneth A. Phillips 500,000 shares of common stock (valued at $40,000), Jay G. Phillips 100,000 shares of common stock (valued at $8,000) , Jason Lay 100,000 shares of common stock (valued at $8,000), Ronald Wallace 50,000 shares of common stock (valued at $4,000), and Richard Royall 75,000 shares of common stock (valued at $6,000) for services rendered. The company valued the shares issued for salaries and professional fees at the bid price on the day of issuance which was $0.08 per share.


ITEM 12. SECURITIES BEING REGISTERED

      The company is registering its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended. The company is authorized to issue up to 50,000,000 shares of common stock, $0.01 par value per share, of which, as of September 30, 1999, 8,507,872 shares are issued and outstanding and 587,500 shares are reserved for issuance underlying outstanding options or warrants, at exercise prices of between $0.15 and $2.00 per share, which expire between September 2000 and December 2001. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

      The company's common stock trades under the symbol "FLSY" on the OTC Electronic Bulletin Board. The market for the common stock on the OTC Electronic Bulletin Board is limited, sporadic, and highly volatile. The following table sets forth the high and low bid prices per share of the common stock since the common stock began trading on September 9, 1998, as reported by the OTC Electronic Bulletin Board. These prices reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.


                                                    HIGH       LOW
                                                    ----       ---
            FISCAL 1998
            -----------
Third Quarter (beginning September 9, 1998)          .75      .75
Fourth Quarter ............................         1.375     .6875

            FISCAL 1999
            -----------
First Quarter .............................          .6875    .25
Second Quarter ............................          .625     .11
Third Quarter .............................          .27      .085


      On November 10, 1999, the last bid price of the Common Stock as reported by the OTC Electronic Bulletin Board was $.06. The company believes that as of September 7, 1999, there were approximately 375 record owners of its common stock. It is the present policy of the company not to pay cash dividends and to retain future earnings to support the company's growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available therefor, the company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant. The company has not paid any dividends during the last two fiscal years and does not anticipate paying any cash dividends in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS

      The company is the plaintiff in a suit in which, Leroy Sievers, a former employee is being sued for violating a covenant not to compete. The suit was filed August 1996 in the 75th district court in Liberty County, Texas. In 1997, the suit was expanded to a co-conspirator who was assisting the defendant. In April 1997, a temporary injunction was ordered to prevent the defendants from competing further. The injunction is still in effect. The company is seeking damages, reimbursement of expenses, and enforcement of the non-compete agreement. In August 1999, the co-conspirator settled with the company for $17,500 cash and a four year non-compete agreement, plus cooperation with the company in pursuing it's claim against the original defendant. In 1996, the defendant countersued the company for wrongful termination and for unspecified damages.

      The company is the defendant in a suit filed in the 29th Judicial District Court, St. Charles Parish, State of Louisiana. The company's attorney has filed a motion to remove the case to United States District Court, Eastern District of Louisiana. The plaintiff, Timothy Litel, alleges that the company entered into a verbal agreement for a partnership in the Hahnville, Louisiana tank wash. The plaintiff has alleged fraud and breach of contract, with damages unspecified. The company has denied the allegations, and intends to vigorously defend the case.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following information sets forth certain information for all securities the company sold within the past three years, without registration under the Securities Act of 1933, as amended ("Securities Act"). There were no underwriters in any of these transactions, nor were any sales commissions paid thereon.


1. In October 1997, the company issued Kenneth A. Phillips a warrant to purchase 100,000 shares of common stock at an exercise price of $.30 per share, expiring April 30, 1998, which were exercised in March 1998. In October 1997, the company issued Kenneth A. Phillips a warrant to purchase 100,000 shares of common stock at an exercise price of $1.00 per share, expiring December 31, 2001. The company believes the transactions were exempt from registration pursuant to Section 4(2) of the Securities Act, as Mr. Phillips is an officer and director of the company and an accredited investor, and since the transaction was non-recurring and privately negotiated.

2. During the last quarter of 1997, the company issued five convertible notes, three notes of $25,000 each and two notes of $12,500 each, to five non-affiliates in exchange for loans in the aggregate amount of $100,000. The principal amount and accrued interest on each note may be converted into shares at the rate of $1.00 of principal amount per share. In addition, the note holders received warrants to purchase an aggregate of 100,000 shares of common stock at an exercise price of $2.00 per share, expiring September 30, 2000. In September 1998, the company issued an aggregate of 62,500 shares of common stock to three individuals who exercised their conversion option. The company believes the securities issued and the underlying shares of common stock issued were exempt from registration pursuant to Rule 504 of the Securities Act.


3. In July 1997, the company issued an aggregate of 549,407 shares to Mega Holding Corporation, a New York corporation, which in January 1998, distributed an aggregate of 300,000 shares to its shareholders and an aggregate of 145,000 shares to three individuals and five entities, retaining 104,400 shares. The company valued these shares at $60,434 or $.11 per share. The company believes the securities issued were exempt from registration pursuant to Rule 504 of the Securities Act.

4. In September 1998, the company issued 25,000 shares of stock to A&R Transport, Inc. ("A&R") as partial consideration for A&R entering into an agreement with the company, whereby the company is the sole and exclusive supplier of cleaning chemicals to A&R. In September 1998, the company issued an aggregate of 240,000 shares of stock to two non-affiliated corporations and two non-affiliated attorneys for financial consulting and legal services rendered. The company has valued these shares at $74,500 or $.28 per share. In December 1998, the company issued 344,858 shares to six non-affiliated entities for cash consideration of $181,300, or an average of $.53 per share. The company believes the above securities issued were exempt from registration pursuant to Rule 504 of the Securities Act.


5. In February 1999, the company issued to one non-affiliate an 8% Series A Senior Subordinated Convertible Redeemable Debenture in the principal amount of $200,000. The conversion price for each conversion share is 75% of the closing bid price of the common stock as reported on the OTC Bulletin Board for the trading day which immediately precedes the date of receipt by the company of the conversion notice. As of the date of this filing, 1,297,168 shares have been issued as conversion of $136,000 of the principal amount, or an average of $.1274 per share. In February 1999, the company issued 200,000 shares to one non-affiliate for cash consideration of $50,000. In March 1999, the company issued an aggregate of 200,000 shares and warrants exercisable at $.50 per share until September 30, 2000 to two non-affiliates for $50,000. The company believes the securities issued above were exempt from registration pursuant to Rule 504 of the Securities Act.

6. In June 1999, the company issued a two-year option to purchase 400,000 shares of common stock at an exercise price of $.15 per share, provided the company's bid price of its common stock exceeds $1.00, to an accredited investor. The investor received the option for services rendered to the company in connection with investor relations services. In July 1999, the company issued an aggregate of 1,577,455 shares of common stock to 17 accredited investors for services rendered, including an aggregate of 825,000 shares to its officers and directors. The company believes the above transactions were exempt from registration pursuant to
      Section 4(2) of the Securities Act, as the recipients were all accredited investors, and since the transactions were non-recurring and privately negotiated.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Texas law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The amended and restated by-laws of the company limit the liability of directors of the company (in their capacity as directors but not in their capacity as officers) to the company or its stockholders to the fullest extent permitted by Texas law. Specifically, directors of the company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith that constitute a breach of duty of the director to the company or an act or omission which involves intentional misconduct or a knowing violation of law, (iii) for an act or omission for which the liability of a director is expressly provided by an applicable statute, or (iv) for any transaction from which the director received an improper personal benefit, whether the benefit resulted from an action taken within the scope of the director's office. Section 2.41 of the Texas Business Corporation Act relates to directors' liability for unlawful dividends and stock issuances.

        The inclusion of this provision in the by-laws may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the company and its stockholders.

        The company's amended by-laws provide for the indemnification of its executive officers and directors, and the advancement to them of expenses in connection with any proceedings and claims, to the fullest extent permitted by the Texas Business Corporation Act. The amended by-laws include related provisions meant to facilitate the indemnities' receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination, (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken, and (iii) the establishment of certain presumptions in favor of an indemnitee. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, the company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART III

ITEM 1.   EXHIBITS

      The following exhibits are to be filed as part of the Registration
Statement:


            EXHIBIT NO.       IDENTIFICATION OF EXHIBIT


            Exhibit 2.1(1)    Articles of Incorporation of Fleetclean Systems,
                              Inc.

            Exhibit 2.2(1)    Amended and Restated Bylaws of Fleetclean Systems,
                              Inc.

            Exhibit 3.1(1)    Common Stock Certificate of Fleetclean Systems,
                              Inc.

            Exhibit 6.1(1)    Kenneth A. Phillips Employment Agreement

            Exhibit 6.2(1)    Ronald Wallace Employment Agreement


            Exhibit 6.3(1)    Addendum to Kenneth A. Phillips Employment
                              Agreement

            Exhibit 6.4(2)    Lease/Purchase Agreement

            Exhibit 6.5(2)    Economic Development Capital Letter


            Exhibit 10.1(2)   Consent of McManus & Co., P.C.

(1)   Filed previously on Form 10-SB, SEC File No. 0-27467.
(2)   Filed herewith

ITEM 2.  DESCRIPTION OF EXHIBITS


                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    FLEETCLEAN SYSTEMS, INC.



Dated: November 24, 1999            By: /s/ KENNETH A. PHILLIPS
                                            KENNETH A. PHILLIPS,
                                            Chief Executive Officer



                                     III - 1

--------------------------------------------------------------------------------
                            FLEETCLEAN SYSTEMS, INC.
                              FINANCIAL STATEMENTS
                               DECEMBER 31, 1998
--------------------------------------------------------------------------------

                              McManus & Co., P.C.
                          Certified Public Accountants
                        Morris Plains, New Jersey 07950

--------------------------------------------------------------------------------
                            FLEETCLEAN SYSTEMS, INC.
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                               Table of Contents

                                                                          PAGE
                                                                          ----
Independent Accountant's Report .......................................    1

Balance Sheets ........................................................    2-3

Statements of Operations ..............................................    4

Statements of Changes in Shareholder's Equity .........................    5

Statements of Cash Flows ..............................................    6

Notes to the Financial Statements .....................................   7-14

                        [McMANUS & C0., P.C. LETTERHEAD]


                         INDEPENDENT ACCOUNTANT'S REPORT



To the Board of Directors and Stockholders of Fleetclean Systems, Inc.:

We have audited the accompanying balance sheets of Fleetclean Systems, Inc. as of December 31, 1998 and 1997 and the related statements of income and retained earnings, stockholders' equity, and cash flows for the years ended December 31, 1998, 1997, and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fleetclean Systems, Inc. at December 31, 1998 and 1997 and the results of its operations, stockholders' equity, and its cash flow for the years ended December 31, 1998, 1997, and 1996, in conformity with generally accepted accounting principles.




/s/ McMANUS & CO., P.C.
    McManus & Co., P.C.
    Morris Plains, New Jersey


February 15, 1999

                            FLEETCLEAN SYSTEMS, INC.
                                 BALANCE SHEETS


                                     ASSETS


                                                             DECEMBER 31,
                                                         1998           1997
                                                     -----------    -----------
CURRENT  ASSETS:
   Cash ..........................................   $    54,383    $       200
   Accounts Receivable (Note 1) ..................       131,888        105,820
   Employee Advances .............................         1,829          1,125
   Inventory (Note 1) ............................       125,573         90,246
   Prepaid Expenses ..............................        18,093         21,078
   Deferred Tax Asset ............................        22,421          2,263
                                                     -----------    -----------

     Total Current Assets ........................       354,187        220,732
                                                     -----------    -----------

PROPERTY, PLANT, AND EQUIPMENT: (NOTES 1 & 2)
   Transportation Equipment ......................       345,796        218,422
   Building ......................................        95,120         95,120
   Demo Machinery ................................       381,969        297,509
   Furniture and Fixtures ........................        34,108         26,232
   Land ..........................................        10,000         10,000
   Leasehold Improvements ........................         3,012          3,012
   Machinery and Equipment .......................       182,688        153,190
     Less: Accumulated Depreciation ..............      (414,442)      (319,360)
                                                     -----------    -----------

     Total Property, Plant, and Equipment ........       638,251        484,125
                                                     -----------    -----------

OTHER ASSETS:
   Other Assets ..................................           460            200
   Deferred Public Offering Costs (Note 7) .......             0        112,988
   Intangible Asset (Note 6) .....................           500            500
     Less: Accumulated Amortization ..............           (66)           (33)
                                                     -----------    -----------

     Total Other Assets ..........................           894        113,655
                                                     -----------    -----------

   TOTAL ASSETS ..................................   $   993,332    $   818,512
                                                     ===========    ===========

                            FLEETCLEAN SYSTEMS, INC.
                                 BALANCE SHEETS


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                               DECEMBER 31,
                                                            1998         1997
                                                         ----------   ----------
CURRENT LIABILITIES:
   Accounts Payable ..................................   $   98,024   $   84,687
   Notes Payable (Note 3) ............................      126,566      209,034
   Payroll Taxes Payable .............................          916          637
   Sales Tax Payable .................................        6,193        5,592
   Accrued Expenses ..................................       28,486       28,250
                                                         ----------   ----------

     Total Current Liabilities .......................      260,185      328,200
                                                         ----------   ----------

LONG - TERM LIABILITIES:
   Deferred Tax Liability ............................       28,882        8,358
   Notes Payable - Net of Current Portion (Note 3) ...      272,372      210,283
                                                         ----------   ----------

     Total Long - Term Liabilities ...................      301,254      218,641
                                                         ----------   ----------

   Total Liabilities .................................      561,439      546,841
                                                         ----------   ----------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 4)

STOCKHOLDERS' EQUITY:
   Common Stock - $.01 par value
     Authorized 50,000,000 shares
     Issued and Outstanding - 4,736,758 & 3,964,400
       at 1998 and 1997, respectively ................       47,367       39,644
   Paid In Capital ...................................      368,091      217,802
   Retained Earnings .................................       16,435       14,225
                                                         ----------   ----------

     Total Stockholders' Equity ......................      431,893      271,671
                                                         ----------   ----------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ........   $  993,332   $  818,512
                                                         ==========   ==========

                            FLEETCLEAN SYSTEMS, INC.
                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                         FOR THE YEAR ENDED DECEMBER 31,


                                                                  1998          1997            1996
                                                              -----------    -----------    -----------
INCOME:
   Net Sales ..............................................   $ 1,028,952    $   832,729    $   816,029

   Less: Cost of Goods Sold ...............................       224,627        208,539        245,240
                                                              -----------    -----------    -----------
     Gross Profit .........................................       804,325        624,190        570,789
                                                              -----------    -----------    -----------

GENERAL AND ADMINISTRATIVE EXPENSES:
   Salaries ...............................................       376,861        275,096        344,043
   Payroll Taxes ..........................................        30,804         24,121         29,848
   Advertising ............................................         3,861            761            799
   Auto Expense ...........................................        56,223         12,744         16,572
   Bad Debts ..............................................            --          1,089            433
   Bank Service Charges ...................................           440            362            752
   Commissions ............................................         1,021             --             --
   Depreciation and Amortization ..........................       112,170        102,704         97,615
   Dues & Subscriptions ...................................           664            355          1,213
   Entertainment ..........................................           670            583            660
   Insurance ..............................................        52,491         50,879         57,774
   Interest Expense .......................................        47,303         37,054         32,727
   Licenses & Fees ........................................         1,716          1,605          1,194
   Office Expense .........................................         8,646         20,623          6,386
   Postage ................................................         1,354            865            573
   Professional Fees ......................................        29,039         21,168         27,358
   Rent ...................................................         4,840          9,888         15,200
   Taxes - other ..........................................         6,427          1,936          2,686
   Telephone & Utilities ..................................        18,630         19,858         19,653
   Trailer Expense ........................................         3,555          1,632          7,376
   Training ...............................................           418            401            847
   Travel .................................................        42,254         11,456          9,976
                                                              -----------    -----------    -----------
     Total General and Administrative Expenses ............       799,523        595,180        673,685
                                                              -----------    -----------    -----------

INCOME/(LOSS) FROM OPERATIONS .............................         4,938         29,010       (102,896)

OTHER INCOME/(EXPENSE)
   Miscellaneous Income - Net .............................           608          8,142         (1,440)
   Gain/(Loss) on Sale of Asset ...........................        (2,970)            --             --
                                                              -----------    -----------    -----------
     Total Other Income ...................................        (2,362)         8,142         (1,440)

NET INCOME/(LOSS) BEFORE INCOME TAXES .....................         2,576         37,152       (104,336)

   Provision For Income Taxes .............................           366          7,199         (1,104)
                                                              -----------    -----------    -----------

NET INCOME/(LOSS) .........................................         2,210         29,953       (103,232)
RETAINED EARNINGS/(DEFICIT) BEGINNING OF YEAR .............        14,225        (15,728)        87,504
                                                              -----------    -----------    -----------
RETAINED EARNINGS/(DEFICIT) END OF YEAR ...................   $    16,435    $    14,225    $   (15,728)
                                                              ===========    ===========    ===========

                         Net Income/(Loss) Per Common Share
                           Basic (Note 1) .................   $       NIL    $      0.01    $     (0.03)
                           Diluted (Note 1) ...............   $       NIL    $      0.01    $     (0.03)


                            FLEETCLEAN SYSTEMS, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                                                   ADDITIONAL                         TOTAL
 JANUARY 1, 1996                                      COMMON         COMMON         PAID IN         RETAINED       STOCKHOLDERS'
 TO  DECEMBER  31,  1998                              STOCK          STOCK          CAPITAL         EARNINGS          EQUITY
                                                   ----------      ----------      ----------      ----------      ------------
January 1, 1996 ...............................        14,458      $      145      $   46,867      $   75,156      $  122,168

Issuance of Common Stock ......................           761               8          49,992              --          50,000
Issuance of Common Stock ......................         1,522              15          99,985              --         100,000

Stock Split of 1 to 203.991 ...................     3,398,252          33,982         (33,982)             --              --

Prior Period Adjustment -
   Income Tax Loss Carryback ..................            --              --              --          12,348          12,348

Net Loss (1996) ...............................                                                      (103,232)       (103,232)
                                                   ----------      ----------      ----------      ----------      ----------


Total Stockholders' Equity
As of December 31, 1996 .......................     3,414,993          34,150         162,862         (15,728)        181,284

Services Rendered .............................       549,407           5,494          54,940              --          60,434

Net Income (1997) .............................                                                        29,953          29,953
                                                   ----------      ----------      ----------      ----------      ----------


Total Stockholders' Equity
As of December 31, 1997 .......................     3,964,400          39,644         217,802          14,225         271,671
                                                   ----------      ----------      ----------      ----------      ----------

Issuance of Common Stock ......................            --              --              --              --              --

Exercise of Warrants (March 1998) .............       100,000           1,000          29,000              --          30,000

Conversion of Notes Payable (Sept. 1998) ......        62,500             625          61,875              --          62,500

Issuance of Common Stock for Services
   Rendered (Sept. 1998) ......................       265,000           2,650          71,850              --          74,500

Sale of Common Stock (Sept. 1998) .............       142,858           1,428          48,572              --          50,000
Sale of Common Stock (Dec. 1998) ..............       202,000           2,020         129,280              --         131,300

Syndication Costs .............................            --              --        (190,288)             --        (190,288)

Net Income (1998) .............................                                                         2,210           2,210
                                                   ----------      ----------      ----------      ----------      ----------

Total Stockholders' Equity
As of December 31, 1998 .......................     4,736,758      $   47,367      $  368,091      $   31,643      $  431,893
                                                   ==========      ==========      ==========      ==========      ==========

                            FLEETCLEAN SYSTEMS, INC.
                            Statements of Cash Flows
                         For the Year Ended December 31,

                                                                              1998               1997              1996
                                                                           ---------          ---------          ---------
Operating Activities:
   Net Income/(Loss) ................................................      $   2,074          $  29,953          $(103,232)
   Adjustments to Reconcile Net Income to Net
     Cash Used by Operating Activities:
     Depreciation  and  Amortization ................................        112,170            102,704             97,615
     (Increase)/Decrease in Accounts Receivable .....................        (26,068)             3,536             50,982
     (Increase)/Decrease in Employee Advances .......................           (704)               (73)             1,708
     (Increase)/Decrease in Inventories .............................        (35,328)            34,701            (18,218)
     (Increase)/Decrease in Payroll Taxes Receivable ................             --              5,208             (5,208)
     (Increase)/Decrease in Prepaid Expenses ........................          2,985              6,165            (23,253)
     (Increase)/Decrease in Income Taxes Receivable .................             --             12,348            (12,348)
     (Increase)/Decrease in Deferred Public Offering Costs ..........        112,988            (76,684)           (36,304)
     (Increase)/Decrease in Intangible Assets .......................             --                 --                 --
     (Increase)/Decrease in Other Assets ............................           (260)                --               (200)
     (Increase)/Decrease in Deferred Tax Asset ......................        (20,158)             1,632             (3,895)
     Increase/(Decrease) in Accounts Payable ........................         13,337            (27,752)            14,199
     Increase/(Decrease) in Accounts Payable - trade ................             --             (9,448)             9,448
     Increase/(Decrease) in Payroll Taxes Payable ...................            279                637             (7,724)
     Increase/(Decrease) in Sales Taxes Payable .....................            601                680             (1,024)
     Increase/(Decrease) in Income Taxes Payable ....................             --             (6,260)            (3,340)
     Increase/(Decrease) in Accrued Expenses ........................            236             11,753             (3,540)
     Increase/(Decrease  in Deferred Tax Liability ..................         20,524              5,567              2,791
     Increase/(Decrease) in Prior Period Adjustment
         - NOL  Carryback ...........................................             --                 --             12,348
                                                                           ---------          ---------          ---------

        Net Cash Provided/(Used) for Operating Activities ...........        182,812             94,667            (29,195)
                                                                           ---------          ---------          ---------

Investing Activities:
     Purchase of Property, Plant, and Equipment .....................       (249,208)          (200,488)          (241,394)
     Disposal of Property, Plant, and Equipment .....................        (17,054)                --                 --
                                                                           ---------          ---------          ---------

        Net Cash Provided/(Used) for Investing Activities ...........       (266,262)          (200,488)          (241,394)
                                                                           ---------          ---------          ---------

Financing Activities:
     Increase/(Decrease) in Notes Payable ...........................        (20,379)            45,387            119,647
     Issuance of Common Stock .......................................        158,012             60,434            150,000
                                                                           ---------          ---------          ---------

        Net Cash Provided/(Used) by Financing Activities ............        137,633            105,821            269,647
                                                                           ---------          ---------          ---------

   Net Increase/(Decrease) In Cash ..................................         54,183                 --               (942)

   Cash Beginning of Year ...........................................            200                200              1,142
                                                                           ---------          ---------          ---------

   Cash End of Year .................................................      $  54,383          $     200          $     200
                                                                           =========          =========          =========


   Additional Disclosure of Operating Cash Flow Cash paid during the period ended December 31,

                                                                              1998               1997              1996
                                                                           ---------          ---------          ---------

                  Interest Expense ..................................      $ 47,303           $ 37,054           $  32,727
                  Income  Taxes .....................................      $ (1,267)          $  7,199            $      --


                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

      Fleetclean Systems, Inc. (the Company) incorporated as a Texas corporation and commenced business on June 1, 1986. The Company is engaged in the business of sales and service of truck washing equipment to the trucking industry (large fleet operations). In 1994 the Company expanded its operations to include the manufacture of equipment and blending of washing materials with its own chemical formulas.

A)    INVENTORY

      Inventories are valued at the lower of cost or market. Cost is determined by using the average cost method. Inventories consist primarily of parts and chemicals.

B)    PROPERTY, PLANT, AND EQUIPMENT

      Property, plant, and equipment are carried at cost less accumulated depreciation and amortization. Prior to January 1, 1996, depreciation was calculated using the modified accelerated cost recovery system as provided by the tax reform act of 1986 for property and equipment acquired after December 31, 1986 for both book and tax purposes. Commencing January 1, 1996, the company continues to use the modified accelerated method above for income tax purposes, however, it calculates depreciation using the straight-line method for book purposes. The recovery classifications are as follows:

                  Demonstration Equipment              7 years
                  Furniture and Fixtures               7 years
                  Machinery and Equipment              7 years
                  Leasehold Improvements             life of lease
                  Trucks                               5 years

      All repair and maintenance costs are charged against income in the period incurred. Any repairs that increase the life of the asset are capitalized and depreciated over the adjusted life of the asset.

C)    INCOME TAXES

      The Company adopted the provisions of Statement of Financial Accounting Standards (FASB) No. 109, "Accounting for Income Taxes", which requires a change from the deferral method to assets and liability method of accounting for income taxes. Timing differences exist between book income and tax income that primarily relates to depreciation.

                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998



NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)


D)    ACCOUNTS RECEIVABLE

      Management has elected to write-off uncollectable receivables to bad debt expense at the time they are identified. No accounts receivables were written off during 1998.

E)    REVENUE RECOGNITION

      Revenue from the sale of products is recorded when the merchandise is shipped to customers. Revenues from services and repairs are recorded as the related services are performed.

F)    NET EARNINGS PER COMMON SHARE

      Net earnings per common share are shown as both basic and diluted. Basic earnings per share are computed by dividing net income less and preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding plus any dilutive common stock equivalents.


                                           DECEMBER 31, 1998   DECEMBER 31, 1997
                                           -----------------   -----------------
      Weighted Average Number of Common
        Shares Outstanding Including:

            Basic Common Shares                 4,229,679          3,460,776
            Dilutive Common Shares              4,492,179          3,860,776

G)    USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H)    ADVERTISING

      Advertising costs are expensed as incurred. Advertising expenses was $3,861, $761, and $799 during the years ended December 31, 1998, 1997, and 1996, respectively.

                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

I)    ACCOUNTING PRONOUNCEMENTS

      During August of 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-5 "Reporting on the Costs of Start-Up Activities". This statement requires all costs related to a company's start-up activities be expensed during the period incurred rather than capitalized and amortized over a period of time.

      This pronouncement becomes effective for fiscal years beginning after December 15, 1998. The Company has not elected early application of this new statement.

NOTE 2 - PROPERTY, PLANT, AND EQUIPMENT:

      Components of property, plant, and equipment, at December 31, 1998 and 1997 are as follows:

                                                                        1998               1997
                                                                    -----------         -----------
       Demonstration Equipment .............................        $   381,969         $   297,509
       Furniture and Fixtures ..............................             34,108              26,232
       Machinery and Equipment .............................            182,688             153,190
       Leasehold Improvements ..............................              3,012               3,012
       Land ................................................             10,000              10,000
       Building ............................................             95,120              95,120
       Transportation Equipment ............................            345,796             218,422
                                                                    -----------         -----------
            Total Property, Plant, and Equipment ...........        $ 1,052,693         $   803,485
       Less: Accumulation Depreciation .....................           (414,442)           (319,360)
                                                                    -----------         -----------
            Net Property, Plant, and Equipment .............        $   638,251         $   484,125
                                                                    ===========         ===========

NOTE 3 -  LONG -TERM DEBT:

     Long-term debt consists of the following:

                                                                              AMOUNT
     NOTE HOLDER           MATURITY DATE       INTEREST RATE           1998              1997             PURPOSE
     -----------           -------------       -------------        ---------------------------        ---------------
     Compass Bank            09/02/98          2% over prime        $   - 0 -         $  59,711        Working Capital
     Compass Bank            02/09/99              9.75%                - 0 -            26,897           Equipment
     Citizens Bank           05/10/99              9.75%                2,232             8,158           1995 truck
     Citizens Bank           03/15/99              8.49%                - 0 -             8,237           1995 truck
     Citizens Bank           02/09/00          2% over prime            8,284            14,994           1996 truck
     Citizens Bank           02/09/00          2% over prime            8,284            14,994           1996 truck
     Associated Comm.        05/31/00             10.50%               23,044            38,406           UD Box Van
     Associated Comm.        06/18/00             10.50%               17,456            30,063           95 UD Flat
     Bank United             06/01/98          2% over prime            - 0 -            17,500            BK United


                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 3 -  LONG -TERM DEBT: (continued)

     Long-term debt consists of the following:

                                                                              AMOUNT
     NOTE HOLDER           MATURITY DATE       INTEREST RATE           1998              1997             PURPOSE
     -----------           -------------       -------------        ---------------------------        ---------------
     Compass Bank            04/02/98          2% over prime            - 0 -            42,000         Line of Credit
     Dayton State Bank       06/13/07          3% over prime            - 0 -            58,357            Building
     Cynthia Burger          12/25/98                9%                 - 0 -            25,000         Working Capital
     Magic Transportation    03/31/99                9%                25,000            25,000         Working Capital
     Al Clifford             03/31/99                9%                 - 0 -            25,000         Working Capital
     Penelope Banks          03/31/99                9%                12,500            12,500         Working Capital
     Susan Knickrehm         03/31/99                9%                 - 0 -            12,500         Working Capital
     Case Credit             08/10/03             10.6%                30,800             - 0 -         '99 Ford Truck
     Case Credit             10/06/03              9.6%               104,318             - 0 -         '99 KW Trucks
     1st Liberty National    09/25/03          3% over prime           96,527             - 0 -         Working Capital
     1st Liberty National    09/04/08            9.875%                70,493             - 0 -         Land / Building
                                                                    ----------         ---------

                                   Total Debt                       $  398,938         $ 419,317
                                          Less Current Portion        (126,566)         (209,034)
                                                                    ----------         ---------
                                          Net Long - Term Debt      $  272,372         $ 210,283
                                                                    ==========         =========

   The notes to C. Burger, M. Transportation, A.L. Clifford, P. Banks, and S. Knickrehm are convertible to the Company's common stock at a rate of one share for each dollar. This transaction may be done in part or whole at the noteholder's option.

   All notes, except the aforementioned, are personally guaranteed by the President of the Company.

   During 1998, C. Burger, A.L. Clifford, and S. Knickrehm converted their notes, in full, into the Company's common stock. For each dollar converted, the individuals received one share of the Company's common stock.

       Principal repayment for each of the next five years are as follows:

                   1999                         $   126,566
                   2000                              63,548
                   2001                              54,801
                   2002                              60,619
                   2003 & Thereafter                 93,404
                                                -----------
                           Total                $   398,938
                                                ===========

NOTE 4 - COMMITMENTS AND CONTINGENCIES:

      The Company currently leases a facility located in Statesville, North Carolina on a month-to-month basis. The monthly rental payment is $250 and is terminable upon thirty days notice.

      Additionally, the Company is currently engaged in a one-year lease for a facility located in W. Lafayette, Indiana. This non-cancelable lease, payable in monthly installments of $235, began September 1, 1998 and expires on August 30, 1999.

            Future minimum lease payments are summarized as follows:

                        DECEMBER 31,                  AMOUNT
                      ---------------               ----------
                           1999                      $ 1,880
                               Total                 $ 1,880
                                                    ==========
NOTE 5 -  WARRANTS:

      In October 1997, the Board of Directors adopted a stock option plan under which 100,000 shares of common stock have been reserved for issuance to the president of the Company at a purchase price of $ .30 per share. Such issuance shall lapse if not exercised on or before May 1, 1998. During 1998, these options were exercised.

      At the end of 1997, the Company received an aggregate of $100,000 in the form of five convertible notes bearing 9% interest and due in fifteen months (See Note 3). Holders of these notes may convert their notes, in whole or part, into the Company's common stock at the rate of one share for every one dollar owed. In conjunction with the issuance of such indebtedness, the Company has agreed to issue such investors $2.00 Warrants to purchase 100,000 additional shares of common stock.

      The Company has issued and outstanding the following warrants which have not yet been exercised at December 31, 1998:

            25,000 stock purchase warrants expiring June 16, 1999. These warrants are subject to the marketability of the Company's common stock. The warrants are to purchase fully paid and non-assessable shares of the common stock, par value $.01 per share at a purchase price of $1.00 per share. Such transactions may occur in whole or in part, but must never amount to less than 100 shares.

                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 5 -  WARRANTS:

            100,000 stock purchase warrants expiring December 2001. These warrants are subject to the ability of the Company to become a public company and future marketability of the common stock. The warrants are to purchase fully paid and non-assessable shares of the common stock, par value $.01 per share at a purchase price of $1.00 per share. Such transactions may occur in whole or in part, but must never amount to less than 100 shares.

            25,000; 25,000; 25,000; 12,500; and 12,500 stock purchase warrants that expire September 30, 2000. These warrants are subject to the ability of the Company to become a public company and future marketability of the common stock. The warrants are to purchase fully paid and non-assessable shares of the common stock, par value $.01 per share at a purchase price of $2.00 per share. Such transactions may occur in whole or in part, but must never amount to less than 100 shares.

NOTE 6 - INTANGIBLE ASSETS:

      Intangible assets consist of goodwill and organization costs. The goodwill was created during 1994 with an acquisition whereas organization costs were primarily incurred during the reorganization of the Company's main office. Goodwill and organization costs are both amortized using the straight-line method for a period of fifteen (15) years. Accumulated amortization at December 31, 1998 and 1997 was $2,283 and $ 1,129, respectively.

      According to the AICPA's SOP 98-5 (See Note 1), the Company will expense any organization costs incurred subsequent to December 31, 1998 as incurred.


NOTE 7 -  DEFERRED PUBLIC OFFERING COSTS:

      Deferred public offering costs consist of those expenditures incurred during an attempt to raise capital by selling the Company's common stock under Regulation D, Rule 504 of the Securities and Exchange Commission (see Note 10). Upon successful completion of this offering, all expenses incurred will be reclassified to additional paid in capital and treated as syndication costs. During 1998, with the 504 stock offering substantially complete, the Company has reclassified all deferred public offering costs as syndication costs that reduced additional paid in capital.


NOTE 8 - LITIGATION:

      The Company is the plaintiff in a suit in which the defendant (a former employee) is being sued for violating a covenant not to compete. Management is seeking damages and reimbursement of legal fees and is confident that the Company will prevail in this case.

                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 9 - INCOME TAXES:

      As discussed in note 1, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Implementation of SFAS 109 did not have a material cumulative effect on prior periods nor did it result in a change to the current year's provision.

A) The effective tax rate for the Company is reconcilable to statutory tax rates as follows:


                                                          DECEMBER 31,
                                                        1998       1997
                                                      -------     -------
                                                          %          %
                  U.S. Federal Statutory Tax Rate        15          34
                  U.S. Valuation Difference             (-0-)       (34)
                  Effective U.S. Tax Rate                15         - 0 -
                                                      =======     =======

B) Deferred income taxes are provided for differences between financial statement and income tax reporting. Principal difference is the manner in which depreciation is computed for financial and income tax reporting purposes.

C) The Company experienced income tax losses of $26,796 and $107,852 for the years ended December 31, 1998 and 1996, respectively. These losses were carried back the allowable three years in order to offset $81,866 of prior period income. The resulting effects of this loss carry-back was a refund to the Company in the amount of $12,348 which constituted federal income taxes paid according to the liabilities in each of the three preceding tax years; 1995, 1994, and 1993. Additionally, the Company continues to carry a net operating losses of approximately $25,966 and $26,796 which will expire in 2011 and 2013, respectively, or until it is completely used; whichever occurs first.

                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 10 -  EARNING PER SHARE:

      The following table sets forth the computation of basic and diluted earnings per share:

                                                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                                 ---------------------------------------------
                                                     INCOME            SHARES        PER-SHARE
                                                   (NUMERATOR)      (DENOMINATOR)      AMOUNT
                                                 ---------------   ---------------   ---------
Net Loss .....................................   $         2,210

Basic EPS:
  Loss Available to common stockholders ......             2,210         4,229,679       $NIL

Effect of Dilutive Securities:
  Warrants ...................................                 0                 0
                                                 ---------------   ---------------   ---------
Diluted EPS:
  Loss available to common stockholders
    and assumed conversions ..................   $         2,210         4,229,679       $NIL
                                                 ===============   ===============   =========

                                                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                                 ---------------------------------------------
                                                     INCOME            SHARES        PER-SHARE
                                                   (NUMERATOR)      (DENOMINATOR)      AMOUNT
                                                 ---------------   ---------------   ---------
Net Loss .....................................   $        29,953

Basic EPS:
  Loss Available to common stockholders ......            29,953         3,460,776      $0.01
                                                                                     =========
Effect of Dilutive Securities:
  Warrants ...................................                 0           100,000
                                                 ---------------   ---------------
Diluted EPS:
  Loss available to common stockholders
    and assumed conversions ..................   $        29,953         3,560,776      $0.01
                                                 ===============   ===============   =========

      For the years ended December 31, 1998 and 1997, options and warrants equivalent to 262,500 and 300,000 shares, respectively, were considered anti-dilutive

NOTE 11 -  SUBSEQUENT  EVENTS:

      Fleetclean Systems, Inc. is in the process of registering its common stock in certain states. This registration is being conducted in accordance with the Securities and Exchange Commission rule 504 of Regulation D. This registration allows the Company to sell no more than $1,000,000 of its securities to the public.

      Subsequent to December 31, 1998, the Company acquired the assets of Tri-State Chemex, Inc.

      Additionally, subsequent to December 31, 1998, the Company has entered into a verbal agreement with Trimac Transportation, Inc. to acquire a tank washing facility in Louisiana.

                             TRI-STATE CHEMEX, INC.
                              FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

                            TRI - STATE CHEMEX, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 1998
                                   (Unaudited)

                                     ASSETS


CURRENT ASSETS:
   Cash and Cash Equivalents (Note 1) ............................     $    735
   Accounts Receivable - net (Notes 1 and 2) .....................       20,504
   Inventory .....................................................        4,650
                                                                       --------
     Total Current Assets ........................................       25,889

PROPERTY AND EQUIPMENT (NOTE 1):
   Furniture & Fixtures ..........................................        8,639
   Machinery and Equipment .......................................       45,622
   Vehicles ......................................................       21,317
   Less: Accumulated Depreciation ................................      (75,578)
                                                                       --------
     Total Property and Equipment ................................         --

OTHER ASSETS
   Security Deposits .............................................        1,000
                                                                       --------
     Total Other Assets ..........................................        1,000

                                                                       --------
   TOTAL ASSETS ..................................................     $ 26,889
                                                                       ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts Payable and Accrued Expenses .........................     $ 15,161
   Advance From Shareholder (Note 3) .............................        4,346
   Payroll Taxes Payable .........................................        4,708
   Sales Taxes Payable ...........................................          571
                                                                       --------
     Total Current Liabilities ...................................       24,786

LONG - TERM LIABILITIES: .........................................         --

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 4)

SHAREHOLDERS' EQUITY:
   Common Stock - no par value
     Authorized 1,000 shares
     Issued and Outstanding 2 shares .............................          100
   Additional Paid in Capital ....................................         --
   Retained Earnings .............................................        2,003
                                                                       --------
     Total Shareholders' Equity ..................................        2,103

                                                                       ========
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ....................     $ 26,889
                                                                       ========

                            TRI - STATE CHEMEX, INC.
                             STATEMENT OF OPERATIONS
                                DECEMBER 31, 1998
                                   (Unaudited)


NET SALES ...................................................           $152,443
                                                                        --------
     Total Sales ............................................            152,443

COST OF GOODS SOLD ..........................................             40,763
                                                                        --------
     Total Cost of Goods Sold ...............................             40,763
                                                                        --------

GROSS PROFIT ................................................            111,680
                                                                        --------

OPERATING EXPENSES
     Salaries and Related Expenses ..........................             13,500
     Auto/Truck Expenses ....................................             14,286
      Bad Debt ..............................................             20,563
     Bank Fees ..............................................              1,131
      Insurance .............................................              5,940
     Miscellaneous ..........................................              2,009
     Office  Expenses .......................................              3,982
     Professional Fees ......................................              3,025
     Rent - Office ..........................................              8,850
     Repairs and Maintenance ................................                189
     Taxes and Licenses .....................................              2,338
     Telephone and Utilities ................................              5,807

                                                                        --------
     Total Operating Expenses ...............................             81,620

                                                                        --------
EARNINGS FROM OPERATIONS
   BEFORE OTHER EXPENSES ....................................             30,060

OTHER EXPENSES
   Interest Expense .........................................                264
                                                                        --------
     Total Other Expenses ...................................                264

                                                                        ========
   NET INCOME ...............................................           $ 29,796
                                                                        ========

                            TRI - STATE CHEMEX, INC.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                   (Unaudited)

                                              ADDITIONAL                  TOTAL
DECEMBER 31, 1997                  COMMON       PAID IN     RETAINED  SHAREHOLDERS'
TO DECEMBER 31, 1998               STOCK        CAPITAL     EARNINGS     EQUITY
-------------------------------   --------   ------------   --------    --------
December 31, 1997 .............   $    100   $       --     $ (3,420)   $ (3,320)

                                  --------   ------------   --------    --------


Net Income at December 31, 1998       --             --       29,796      29,796

Distribution to Shareholder ...       --             --      (24,373)    (24,373)

                                  --------   ------------   --------    --------

Total Shareholders' Equity
As Of December 31, 1998 .......   $    100   $       --     $  2,003    $  2,103
                                  ========   ============   ========    ========

                            TRI - STATE CHEMEX, INC.
                             STATEMENT OF CASH FLOWS
                                DECEMBER 31, 1998
                                   (Unaudited)


CASH FLOWS FROM OPERATING ACTIVITIES
   Net Income ......................................................   $ 29,796

   Adjustments To Reconcile Net Income To Net Cash
   Used By Operating Activities:
     Distribution to Shareholder ...................................    (24,373)
     (Increase)/Decrease in Accounts Receivable ....................    (12,859)
     (Increase)/Decrease in Inventory ..............................        475
     Increase/(Decrease) in Accounts Payable and Accrued Expenses ..     13,899
     Increase/(Decrease) in Payroll Taxes Payable ..................      3,190
     Increase/(Decrease) in Sales Tax Payable ......................       (272)
                                                                       --------

     Total Adjustments .............................................    (19,940)
                                                                       --------

   Net Cash Provided By Operating Activities .......................      9,856

CASH FLOWS FROM INVESTING ACTIVITIES ...............................       --
                                                                       --------

   Net Cash Used By Investing Activities ...........................       --

CASH FLOWS FROM FINANCING ACTIVITIES
     Increase/(Decrease) in Advance From Shareholder ...............    (10,133)
                                                                       --------

   Net Cash Used By Financing Activities ...........................    (10,133)

   Net Decrease in Cash ............................................       (277)

CASH AT THE BEGINNING OF THE YEAR ..................................      1,012
                                                                       --------

CASH AT THE END OF THE YEAR ........................................   $    735
                                                                       ========


     Supplemental Disclosures of Cash Flow Information:
     Net cash paid during the year for:
       Interest ....................................................   $    264
       Income  Taxes ...............................................   $   --

                             TRI-STATE CHEMEX, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

            Tri-State Chemex, Inc. (the Company), incorporated as a Rhode Island corporation and commenced operations on July 9, 1987. The Company is engaged in the business of sales and service of truck washing equipment to the trucking industry (large fleet operations).

A)          Cash and Cash Equivalents

            At December 31, 1998, the Company has $735 in cash located in non-interest bearing accounts.

B)          Accounts Receivable

            The Company reserves for uncollectable accounts through an allowance for doubtful accounts.

C)          Property and Equipment

            Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method for financial reporting purposes. The recovery classifications for these assets are listed as follows:

                                                            YEARS
                                                            -----
                        COMPUTER EQUIPMENT                    3
                        OFFICE EQUIPMENT                      3
                        FURNITURE AND FIXTURES                7

            Expenditures for maintenance and repairs are charged against income as incurred and major improvements are capitalized.

D)          Income Taxes

            The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carry-back as a deduction. Instead, the stockholders are liable for individual federal income taxes on their respective shares of income and include their respective shares of the Company's net operating loss on their individual income tax returns.

                             TRI-STATE CHEMEX, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 -BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

E)          Impairment of Long Lived and Identifiable Intangible Assets

            The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis. An impairment loss would be deemed necessary when the estimated non-discounted future cash flows are less than the carrying net amount of the asset. If an asset deemed to be impaired, the asset's recorded value would be reduced to fair market value. In determining the amount of the charge to be recorded, the following methods would be utilized to determine fair value:

                1)      Quoted market prices in active markets.

                2)      Estimate based on prices of similar assets.

                3)      Estimate based on valuation techniques.

            At December 31, 1998, no impairment existed.

F)          Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
            Actual results could differ from those estimates.

G)          Comprehensive Income

            There were no items of other comprehensive income in 1998, and, thus, net income is equal to comprehensive income.


NOTE 2 - ACCOUNTS RECEIVABLE:

            Accounts receivable consists of the following:

                                                    December 31,
                                                       1998
                                                     --------
                  Accounts Receivable ...........    $ 41,157
                  Allowance for Doubtful Accounts     (20,653)
                                                     --------
                  Net Accounts Receivable .......    $ 20,504
                                                     ========

                             TRI-STATE CHEMEX, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 3  - ADVANCE FROM SHAREHOLDER:

            The Company's shareholder has advanced monies to the Company over time. At December 31, the shareholder was owed $4,346 which is payable upon demand.


NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES:

            The Company leases a warehouse facility located in Johnston, Rhode Island under a month to month lease. The expense under this month to month lease is $975 per month.


NOTE 5 - SUBSEQUENT EVENTS:

            During February 1999, the Company was acquired by Fleetclean Systems, Inc. in a transaction accounted for as a purchase.

                            FLEETCLEAN SYSTEMS, INC.
                   BALANCE SHEETS-SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


                ASSETS                                   1999           1998
                                                      -----------    -----------
CURRENT ASSETS
    Cash ..........................................   $     1,672    $       641
    Accounts receivable, trade ....................       168,152        119,310
    Inventories ...................................       212,526        149,719
    Deferred tax account ..........................        22,421          2,263
    Prepaid expenses ..............................        50,479         54,847
                                                      -----------    -----------
                                                          455,250        326,780
                                                      -----------    -----------
PROPERTY AND EQUIPMENT
    Land ..........................................        35,000         10,000
    Building ......................................       520,120         96,105
    Machinery and equipment .......................       935,304        502,496
    Transportation equipment ......................       356,296        254,178
    Furniture and equipment .......................        37,208         34,108
    Leasehold improvements ........................         3,012          3,012
                                                      -----------    -----------
                                                        1,886,940        899,899
    Less accumulated depreciation .................       517,015        401,860
                                                      -----------    -----------
                                                        1,369,925        498,039
                                                      -----------    -----------
OTHER
     Goodwill, net of amortization of $9,056 ......       194,807
     Deposits .....................................         4,802            460
                                                      -----------    -----------
                                                          199,609            460
                                                      -----------    -----------
                                                      $ 2,024,784    $   825,279
                                                      ===========    ===========
        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

    Accounts payable and accrued expenses .........   $   364,439    $   203,483
    Current maturities of capital lease obligation         32,676
    Current maturities of long-term debt ..........       226,560        104,896
                                                      -----------    -----------
                                                          623,675        308,379
                                                      -----------    -----------
LONG-TERM LIABILITIES
    Deferred income tax ...........................        28,883          8,359
    Long-term portion of capital lease obligation .       384,441
    Long-term debt, net of current maturities .....       360,754        219,138
                                                      -----------    -----------
                                                          774,078        227,497
                                                      -----------    -----------
SHAREHOLDERS' EQUITY
    Common stock, $.01 par value; 50,000,000 shares
        authorized; 8,507,872 and 4,534,758 shares
        issued and outstanding at 1999 and 1998,
        respectively ..............................        85,079         45,348
    Paid in capital ...............................       764,388        241,789
    Retained earnings(deficiency) .................      (222,436)         2,266
                                                      -----------    -----------
                                                          627,031        289,403
                                                      -----------    -----------
                                                      $ 2,024,784    $   825,279
                                                      ===========    ===========

                            FLEETCLEAN SYSTEMS, INC.
           STATEMENTS OF OPERATIONS AND RETAINED EARNINGS(DEFICIENCY)
         FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                                                              NINE              NINE              THREE              THREE
                                                             MONTHS            MONTHS             MONTHS             MONTHS
                                                              1999              1998               1999               1998
                                                           ---------          ---------          ---------          ---------
Revenues ..........................................        $ 780,449          $ 792,007          $ 238,374          $ 209,645
Cost of revenues ..................................          163,689            175,494             64,734             41,637
                                                           ---------          ---------          ---------          ---------

Gross profit ......................................          616,760            616,513            173,640            168,008
                                                           ---------          ---------          ---------          ---------

Selling, general and administrative
     Salary and related benefits ..................          393,146            305,334            179,205            109,454
     Insurance ....................................           51,699             40,376             21,917             12,894
     Professional fees ............................           96,382             21,648             80,775              8,771
     Transportation costs .........................           38,754             37,648             13,586             14,343
     Advertising ..................................            4,895                962              3,670                 17
     Office .......................................           63,060             56,588             40,357             31,893
     Rent .........................................           12,160              3,385              1,860              1,885
     Travel and entertainment .....................           32,374             31,973              9,884              8,734
     Telephone ....................................           16,679             12,421              6,349              3,678
     Depreciation and amortization ................          111,629             82,500             38,993             27,735
     Utilities ....................................            4,341              2,572              2,466              2,191
     Interest .....................................           46,889             33,493             23,346             13,204
                                                           ---------          ---------          ---------          ---------
                                                             872,008            628,900            422,408            234,799
                                                           ---------          ---------          ---------          ---------

Losses from operations ............................         (255,248)           (12,387)          (248,768)           (66,791)
Other income ......................................           16,377                428             12,488                135
                                                           ---------          ---------          ---------          ---------
Losses before income taxes ........................         (238,871)           (11,959)          (236,280)           (66,656)

Provision for income taxes ........................             --                 --                 --                 --
                                                           ---------          ---------          ---------          ---------
Net losses ........................................         (238,871)           (11,959)          (236,280)           (66,656)
                                                           ---------          ---------          ---------          ---------

Retained earnings, beginning ......................           16,435             14,225             13,844             64,390
                                                           ---------          ---------          ---------          ---------
Retained earnings(deficiency), ending .............        $(222,436)         $   2,266          $(222,436)         $   2,266
                                                           =========          =========          =========          =========
Loss per common share

     Basic ........................................        $    (.04)           $ (NIL)          $    (.03)         $    (.02)

     Diluted ......................................        $    (.04)           $ (NIL)          $    (.03)         $    (.02)


                            FLEETCLEAN SYSTEMS, INC.
                        STATEMENT OF SHAREHOLDERS' EQUITY
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)

                                                 (SHARES)                           ADDITIONAL       RETAINED            TOTAL
                                                  COMMON            COMMON           PAID IN         EARNINGS         STOCKHOLDERS'
                                                  STOCK             STOCK            CAPITAL        (DEFICIENCY)         EQUITY
                                               ====================================================================================
January 1, 1999 ..........................       4,736,758        $   47,367        $  368,091       $   16,435        $  431,893
                                                ----------        ----------        ----------       ----------        ----------

Issuance of common stock:
     Acquisition .........................         300,000             3,000           147,000                            150,000
     Debt retirement .....................       1,493,659            14,937           135,063                            150,000
     Cash ................................         400,000             4,000            96,000                            100,000
     Services ............................       1,577,455            15,775           110,421                            126,196
Syndication costs ........................                                             (92,187)                           (92,187)
Net loss for the period ..................                                                             (238,871)         (238,871)
                                                                                                     ----------        ----------

Total shareholders' equity
     As of September 30, 1999 ............       8,507,872        $   85,079        $  764,388       $ (222,436)       $  627,031
                                                ==========        ==========        ==========       ==========        ==========


January 1, 1998 ..........................       3,964,400        $   39,644        $  217,802       $   14,225        $  271,671
                                                ----------        ----------        ----------       ----------        ----------
Issuance of common stock:
    Cash .................................         242,858             2,429            77,571                             80,000
    Debt retirement ......................          62,500               625            61,875                             62,500
    Services .............................         265,000             2,650            71,850                             74,500
Syndication costs ........................                                            (187,309)                          (187,309)
Net loss for the period ..................                                                              (11,959)          (11,959)
                                                                                                     ----------        ----------

Total shareholders' equity
     As of September 30, 1998 ............       4,534,758        $   45,348        $  241,789       $    2,266        $  289,403
                                                ==========        ==========        ==========       ==========        ==========


                            FLEETCLEAN SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS
         FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)


                                                                                   NINE MONTHS                  THREE MONTHS
                                                                             ------------------------      ------------------------
                                                                               1999           1998           1999           1998
                                                                             ---------      ---------      ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES
     Collections from customers ........................................     $ 746,014      $ 779,642      $ 209,254      $ 245,675
     Cash paid to suppliers and employees ..............................      (633,052)      (688,324)      (118,241)      (295,253)
     Interest paid .....................................................       (46,889)       (33,493)       (23,346)       (13,204)
                                                                             ---------      ---------      ---------      ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES ..............................        66,073         57,825         67,667        (62,782)
CASH FLOWS FROM INVESTING ACTIVITIES
    Acquisition of business ............................................      (100,000)
    Purchase of property and equipment .................................      (345,547)       (96,414)      (296,756)       (39,518)
    Other ..............................................................        (3,042)        15,551
                                                                             ---------      ---------
NET CASH (USED) BY INVESTING ACTIVITIES ................................      (448,589)       (80,863)      (296,756)       (39,518)
                                                                             ---------      ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from notes payable ........................................       328,769        295,040        265,566         99,749
    Repayment of notes payable .........................................       (66,081)      (346,261)       (46,699)       (43,399)
    Repayment of capital lease obligation ..............................       (32,883)                      (25,114)        (7,769)
    Payment of syndication costs .......................................                       (5,300)
    Sale of common stock ...............................................       100,000         80,000                        50,000
                                                                             ---------      ---------                     ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES ..............................       329,805         23,479        193,753         98,581
                                                                             ---------      ---------      ---------      ---------
NET INCREASE (DECREASE ) IN CASH .......................................       (52,711)           441        (35,336)        (3,719)

CASH AT BEGINNING OF YEAR ..............................................        54,383            200         37,008          4,360
                                                                             ---------      ---------      ---------      ---------
CASH AT END OF YEAR ....................................................     $   1,672      $     641      $   1,672      $     641
                                                                             =========      =========      =========      =========

RECONCILIATION OF NET LOSSES TO NET CASH PROVIDED (USED) BY
  OPERATIONS
Net losses .............................................................     $(238,871)     $ (11,959)     $(236,280)     $ (66,656)
Adjustments to reconcile net income to net cash provided (used)
  By operating  activities
            Depreciation and amortization ..............................       111,629         82,500         38,993         27,735
             Services paid using common stock ..........................       126,196        126,193
     (Increase) decrease in:
            Accounts receivable ........................................       (34,435)       (12,365)       (29,120)        36,030
            Inventories ................................................       (79,815)       (59,473)       (25,397)       (26,529)
            Prepaid expenses ...........................................       (32,386)       (33,769)       (16,715)       (17,050)
     Increase (decrease) in:
            Accounts payable and accrued expenses ......................       213,755         92,891       (209,993)       (16,312)
                                                                             ---------      ---------      ---------      ---------

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES .......................     $  66,073      $  57,825      $  67,667      $ (62,782)
                                                                             =========      =========      =========      =========

Supplemental Disclosures of Cash Flow Information:

    Net cash paid during the periods for:
        Property and equipment .........................................     $ 345,547      $  96,414      $ 296,756      $  39,518
        Interest .......................................................     $  46,889      $  33,493      $  23,346      $  13,204

Supplemental Schedule on Non-Cash Activities:
Acquisition:
    Assets acquired ....................................................     $  46,638

    Value of common stock issued .......................................     $ 150,000
Value of common stock issued for services ..............................     $ 218,383      $ 182,009      $ 126,196      $  74,500
Conversion of note payable to common stock .............................     $ 150,000                     $  80,000      $  62,500
Capital lease obligation incurred for property .........................     $ 450,000


                            FLEETCLEAN SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998


Note 1. GENERAL

The unaudited financial statements included herein for the Company for the nine months ended September 30, 1999 and 1998 have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission and include all normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation. Certain information and footnote disclosures required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and related notes thereto included with this filing for the annual periods ended December 31, 1998 and 1997.

The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year.

Note 2. LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                                    AMOUNT
    NOTE HOLDER                 MATURITY DATE       INTEREST RATE           1999             1998             PURPOSE
    -----------                -------------       -------------        -------------    -----------       ---------------
    Citizens Bank                 02/09/00          2% over prime           2,792            10,027           1996 truck
    Citizens Bank                 02/09/00          2% over prime           2,792            10,027           1996 truck
    Citizens Bank                 05/10/99              9.75%                -0-              3,770           1995 truck
    Citizens Bank                 03/15/99              8.49%                -0-              3,116           1995 truck
    Associated Comm.              05/31/00             10.50%              11,521            26,884            UD Box Van
    Associated Comm.              06/18/00             10.50%               8,728            20,365            95 UD Flat
    Magic Transportation          03/31/99               9%                  -0-             25,000         Working Capital
    Penelope Banks                03/31/99               9%                  -0-             12,500         Working Capital
    Case Credit                   08/10/03              10.6%              26,898            40,783          '99 Ford Truck
    Case Credit                   10/06/03              9.6%               91,391            - 0 -           '99 KW Trucks
    1st Liberty National          09/25/03         3% over prime           84,091           100,000         Working Capital
    1st Liberty National          09/04/08             9.875%              67,142            71,562         Land / Building
    1st Liberty National          01/26/00         3% over  prime         100,000             -0-           Working capital
    Ken Phillips                  02/01/00              10%                35,863             -0-           Working capital
    Rothman                       04/01/03               8%                50,000             -0-        Convertible debenture
    Granite Financial             08/27/04              12%               105,096             -0-              Equipment
                                                                        ---------        ----------

                             Total Debt                          $ 586,314         $ 324,034
                                        Less Current Portion             (225,560)         (104,896)
                                                                       ----------        ----------
                                        Net Long - Term Debt           $  360,754         $ 219,138
                                                                       ==========        ==========

      All notes are personally guaranteed by the President of the Company.

      During 1998, certain note holders exchanged $62,500 of their debt for 62,500 shares of the Company's common stock. For each dollar converted, the individuals received one share of the Company's common stock. During 1999, a note holder converted $150,000 his debt for 1,493,659 shares of the Company's common stock, valued at approximately $.10 a share.

      For the periods ending September 30, 2000, 2001, 2002, 2003 and 2004 the principal repayments are $225,560, $71,151, $79,632, $136,658 and $73,313,
      respectively.

                            FLEETCLEAN SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS(continued)
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998


Note 3. COMMITMENTS AND CONTINGENCIES

        The Company currently leases facilities located in Rhode Island, North Carolina and Indiana on a month-to-month basis. The total monthly rental payments are $1,450 and is terminable upon thirty days notice. Total rent expense for the nine months ended September 30, 1999 and 1998 is $22,160 and $3,385.

        On February 28, 1999, the Company entered into a five year lease purchase with a corporation for the Hahnville, Louisiana tank wash facility. The lease is valued at $450,000 and included in property and equipment(land-$25,000, building-$425,000). The minimum future lease payments and present value of the net minimum lease payments are as follows:

           YEAR ENDED SEPTEMBER 30
                  2000                                            $   40,000
                  2001                                                60,000
                  2002                                                60,000
                  2003                                                60,000
                  2004                                               310,940
                                                                  ----------
                  Total minimum lease payments                       530,940
                  Less imputed interest                             (113,823)
                                                                  -----------

                  Present value of net minimum lease payments        417,117
           Current maturities of capital lease obligations           (32,676)
                                                                  ----------
            Long-term capital lease obligations                   $   384,441
                                                                  ===========

Note 4. SHAREHOLDERS' WARRANTS

At September 30, 1999, the Company's outstanding warrants are as follows:

SHAREHOLDER                  NUMBER OF WARRANTS             EXPIRATION DATE          EXERCISE PRICE
-----------                  ------------------             ---------------          --------------
Kenneth Phillips                 100,000                     December, 2001                $1.00
Gary Bryant                      400,000                     June, 2001                    $ .15
Ashok Singhal                     25,000                     September, 2000               $ .50
A. L. Clifford                    25,000                     September, 2000               $2.00
C. Burger                         25,000                     September, 2000               $2.00
S. Knickerhm                      12,500                     September, 2000               $2.00


Note 5. MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS FROM OPERATIONS

The following table sets forth certain operating information regarding the company for the nine and three month periods ended September 30, 1999 and 1998


                                     NINE MONTHS-1999     NINE MONTHS-1998
                                     ----------------     ----------------

Revenues ......................         $ 780,449            $ 792,007
                                        ---------            ---------
Cost of Revenues ..............           163,689              175,494
                                        ---------            ---------
Net losses ....................         $(255,248)           $ (12,387)
                                        =========            =========


                                      THREE MONTHS          THREE MONTHS
                                      ------------          ------------

Revenues ......................         $ 238,374            $ 209,645
                                        ---------            ---------
Cost of Revenues ..............            64,734               41,637
                                        ---------            ---------
Net losses ....................         $(248,768)           $ (66,791)
                                        =========            =========

                            FLEETCLEAN SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS(continued)
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998


Note 5. MANAGEMENT'S DISCUSSION AND ANALYSIS(CONTINUED)

The following summary table presents comparative cash flows of the Company for the nine month periods ended September 30, 1999 and 1998:

                                                 SEPTEMBER 30, 1999     SEPTEMBER 30, 1998
                                                 ------------------     ------------------
Net cash provided from operations ...........        $  66,073                $  57,825
                                                     ---------                ---------
Net cash used in investing activities .......        $(448,589)               $ (80,863)
                                                     ---------                ---------
Net cash provided by financing activities ...        $ 329,805                $  23,479
                                                     ---------                ---------

Cash provided from operating activities for the nine months ended September 30, 1999 was $66,073 as compared to $57,825 for the same period 1998. The primary components of the cash increase were a reduction in the cost of chemicals purchased and the emphasis of higher gross profit sales products to tank washing facilities.

Cash used in investing activities for the nine months ended September 30, 1999 was $448,589 as compared to $80,863 in the same period 1998. The increase is due primarily to the acquisition of Tri-State Chemex, Inc. ($100,000) and equipment purchased for the Hahnville Tank Wash ($243,429).

The increase of cash from financing activities was from a combination of additional bank debt, financing of equipment, sale of common stock, and issuance of convertible debt.

On September 30, 1999 the company had a net cash balance of $ 1,672, and a net working capital of deficiency of $(168,359) as compared with net working capital of $18,401 on September 30, 1998. The working capital deficiency for 1999 is attributable to increases in short term debt. The Company intends to refinance all current liabilities and certain long-term debt from the proceeds of a twenty-three year Rural Development Loan of $1,100,000. The application for this long-term debt is being processed with the federal government and the funding date is to occur in January 2000. Additionally, cash flow from the Hahnville tank wash has commenced operations and is selling tank wash and light maintenance services to the trucking industry.

The increase in assets from $825,279 on September 30, 1998 to $2,024,784 on September 30, 1999 is principally due to the acquisition of the assets of Tri-State Chemex, Inc, and the purchase of the Hahnville tank wash facility, along with the equipment improvements at that facility. Transportation equipment increased $102,118 due to the purchase of two commercial trucks in October, 1998.

During 1999, the Company financed its acquisitions through short-term bank debt, long-term equipment financing, issuance of convertible debt and a sixty month lease purchase for the Louisiana tank wash facility. The tank wash acquisition was accounted for as a $450,000 capital lease and, accordingly, a significant capital lease obligation was recorded. Footnote 3 to these financial statements provides for the disclosure of the details of this capital lease transaction. Footnote 2 to these financial statements provides for the disclosure of the details of the Company's borrowings.

The increase in shareholders' equity for the nine months ended September 30, 1999 is due to the sale of common stock for $100,000(400,000 shares), the acquisition of the assets of Tri-State Chemex, Inc. for $150,000(300,000 shares), the payment of salaries of $62,000(775,000 shares) and professional fees of $64,196(802,455 shares), and debt conversion of $150,000(1,493,659 shares). The Company valued the shares issued for salaries and professional fees at the bid price on the day of issuance which was $.08 per share. Shareholders' equity was reduced by syndication costs of $92,187 related to the sale of common stock and fund raising activities. The increase in shareholders' equity for the nine months ended September 30, 1998 is due to the sale of common stock for $80,000(242,858 shares), the payment of salaries and professional fees of $74,500(265,000 shares), and debt conversion of $62,500(62,500 shares).
Shareholders' equity was reduced by syndication costs of $187,309 related to the sale of common stock and fund raising activities.

                            FLEETCLEAN SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS(continued)
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998


Note 5. MANAGEMENT'S DISCUSSION AND ANALYSIS(CONTINUED)

The Company's revenues decreased by $11,558 for the nine month period ended September 30, 1999 as compared to the nine month period ended September 30, 1998. During the 2nd quarter of 1998 the company sold and installed two drive through truck wash systems which accounted for the variance in revenues reported for the 1998 and 1999 periods. For the nine months period ended September 30, 1999 there were no drive through sales. Chemical sales to new customers increased three percent during the nine month period ended September 30, 1999.

Due to the difference in the sales product mix, cost of revenues, as a percentage of sales, improved by two percent during the nine month period ended September 30, 1999 as compared to the nine month period ended September 30, 1998.

During the nine month period ended September 30, 1999 operating expenses totaled $872,008 as compared to $628,900 for the nine month period ended September 30, 1998, an increase of $243,108. Of the increased amount, $126,196 is attributed to the non-cash payment of salaries and professional fees. The balance of the increase is the result of start up expenses at the Hahnville Tank Wash and increase insurance costs. The primary expense in Hahnville was salaries before the facility became revenue producing. The Hahnville Tank Wash employs seven full time persons and operates fifteen hours a day, six days a week.

During the nine month period ended September 30, 1999 the company incurred a net loss from operations of $255,248 as compared with a net loss of $12,387 for the nine month period ended September 30,1998. The primary factors contributing to the loss in 1999 were the non-cash salary and professional fees charge of $62,000 and $64,196 respectively. The costs related to raising capital, legal and accounting continue to increase. Costs related to the acquisition of the assets and business accounts of Tri-State Chemex, Inc. were higher than anticipated due to the addition of two new employees, and unforeseen difficulty in converting that operation into the operating methods of the company. The start up of Hahnville produced an operating loss of $59,000 through September 30, 1999 and both interest expense and depreciation expenses increased due to the purchase and financing of new equipment for Hahnville.

The following table sets forth certain operating information regarding the Company for the years ending December 31, 1998, and 1997:



                                            1998                1997

Revenues .........................       $1,028,952         $  832,729
Cost of Revenues .................          224,627            208,539
Income from Operations ...........            4,938             29,010


The following summary presents comparative cash flows of the Company for the years ending December 31, 1998 and 1997:

                                                   1998          1997

Net cash provided from operations ..........    $ 182,812      $  94,667
Net cash used for investing activities .....     (266,262)      (200,488)
Net cash provided by financing activities ..      137,633        105,821


Cash provided from operating activities for the fiscal year ended December 31,1998 was $182,812 as compared to $94,667 for the same period 1997. Cash from operations in 1998 is due to increased sales activities and related collections, reduced expenditures for fund raising activities and improved management of inventory purchasing. Additionally, in 1998 there were sales of drive through truck wash systems totaling $91,400 and $-0- in 1997.

                            FLEETCLEAN SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS(continued)
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998


Note 5. MANAGEMENT'S DISCUSSION AND ANALYSIS(CONTINUED)

Cash used in investing activities in 1998 was $266,262 as compared with $200,488 for the same period in 1997. The increase is principally related to the purchase of washing equipment to satisfying the increase in new customers and sales activities. The cost of equipment in service increased from $297,209 in 1997 to $381,969 in 1998.

The increase of cash from financing activities is principally due to the sale of common stock for $158,012.

On December 31, 1998 the Company had a net cash balance of $54,383 and a net working capital of $94,002 as compared with a net working capital deficiency of $107,468 on December 31, 1997. The improvement in working capital is due to the conversion of $62,500 of short-debt to equity, extending the repayment terms of short-term debt, and the sale of common stock. Additionally, the increase in sales in 1998 resulted in accounts receivable increasing from $105,820 on December 31,1997 to $131,888 on December 31, 1998.

The increase in assets from $818,512 on December 31, 1997 to $993,332 on December 31, 1998 is due primarily to the purchase of two commercial trucks in October 1998 for $102,118.

The increase in shareholders' equity for the year ended December 31, 1998 is due to the exercise of warrants by the president of the Company for $30,000 (100,000 shares), the conversion of debt to equity for $62,500 (62,500 shares), issuance of shares for consulting services rendered $74,500 (265,000 shares) and sales of common stock $181,300 (344,858 shares). Shareholders equity was reduced by syndication costs of $190,288 related to the sale of common stock and fund raising activities.

The Company's revenues increased from $832,729 in 1997 to $1,028,952 in 1998, a net increase of $196,223. During 1998 and 1997, the Company sold and installed drive through truck washes totaling $91,400 and $-0-, respectively. Additionally, chemical sales increased from $745,444 in 1997 to $853,821 in 1998.

Cost of sales increased from $208,539 in 1997 to $224,627 in 1998 which is due to the increased sales activities.

During the year ended December 31,1998, operating expenses totaled $799,387 as compared to $595,180 for the year ended December 31,1997. The increase of $109,000 is attributed to the hiring of three new employees for servicing customers on a nationwide basis. Travel and auto expenses accounted for an additional $75,000 due to the cost of training new employees in the field and expansion into new market areas. For the year ended December 31, 1998, interest expense and depreciation expense increased by $10,000 over the 1997 amounts. These increases are a result of additional borrowings and an increased property and equipment base for depreciation purposes.

For the year ended December 31, 1998, the Company's operating income was $4,938 as compared to $29,010 for the year ended December 31, 1997. The decrease in profits is due to increased operating expenses incurred by hiring and training new employees in field service and distribution in the Southeastern and Midwestern states.

                            FLEETCLEAN SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS(continued)
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998



Note 6. PRO FORMA FINANCIAL INFORMATION

The following pro forma (unaudited) information assumes that the transaction with Tri-State Chemex, Inc. occurred on January 1, 1998:

                                           Pro Forma Statement of Operations(Unaudited)
                                           For the Year Ended December 31, 1998

                                            FLEETCLEAN       TRI-STATE        PROFORMA            COMBINED
                                           SYSTEMS, INC     CHEMEX, INC.      ADJUSTMENTS          BALANCE
                                          ------------------------------------------------------------------
Revenues ...............................      $1,028          $  152                               $1,180
Cost of sales ..........................         225              41                                  266
                                          ------------------------------------------------------------------
Gross profit ...........................         803             111                                  914
                                          ------------------------------------------------------------------
Operating expenses .....................         801              82                                  883
                                          ------------------------------------------------------------------
Income before income taxes .............           2              29                                   31
Income taxes ...........................        --              --                                   --
                                          ------------------------------------------------------------------
Net income .............................      $    2          $   29                               $   31
                                          ==================================================================

Net income per share:
     Basic                                                                                            Nil
                                                                                               =============
     Diluted                                                                                          Nil
                                                                                               =============

A pro forma statement of operations for January 1999 was not prepared as the revenues and expenses of Tri-State Chemex, Inc. for January 1999 were immaterial.